As filed with the Securities and Exchange Commission on May 10, 2004

Reg. No. ______________

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM SB-2

REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

XENONICS HOLDINGS, INC.

(Name of Small Business Issuer in its Charter)

Nevada	5063	84-1433854
(State of jurisdiction of	(Primary Standard Industrial	(I.R.S. Employer
incorporation or organization)	Classification Code Number)	Identification No.)

2236 Rutherford Road, Suite 123
Carlsbad, California 92008
(760) 438-4004
(Address and telephone number of principal executive offices and principal place of business)

Alan P. Magerman
Chief Executive Officer
Xenonics Holdings, Inc.
2236 Rutherford Road, Suite 123
Carlsbad, California 92008
(760) 438-4004
(Name, address and telephone number of agent for service)

Copy to:

Istvan Benko, Esq.
Troy & Gould Professional Corporation
1801 Century Park East, Suite 1600
Los Angeles, California 90067
(310) 553-4441

Approximate date of proposed sale to the public: From time to time after the date this registration statement becomes effective.

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [  ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. [  ]

CALCULATION OF REGISTRATION FEE

Proposed
		maximum	Proposed maximum
Title of each class of securities to	Amount to be	offering price	aggregate offering	Amount of
be registered	registered	per unit(1)	price(1)	registration fee(1)
Common stock, par value $0.001	2,235,375 (2)	$6.10	$13,635,788	$1,727.65

(1)	The price is estimated in accordance with Rule 457(c) under the Securities Act of 1933, as amended, solely for the purpose of calculating the registration fee and represents the average of the high and the low prices of the Common Stock on May 4, 2004, as reported on the Pink Sheets LLC.

(2)	Of these shares, 2,185,375 are currently outstanding shares to be offered for resale by selling stockholders and 50,000 shares are currently unissued shares to be offered for resale by selling stockholders following issuance upon exercise of outstanding warrants. In addition to the shares set forth in the table, the amount to be registered includes an indeterminate number of shares issuable upon exercise of the warrants, as such number may be adjusted as a result of stock splits, stock dividends and similar transactions in accordance with Rule 416.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

     The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PROSPECTUS

[XENONICS HOLDINGS LOGO]

XENONICS HOLDINGS, INC.

2,235,375 Shares of Common Stock

     This prospectus relates to the sale of up to 2,185,375 shares of our currently outstanding shares common stock owned by some of our stockholders, and 50,000 shares of our common stock issuable upon the exercise of common stock purchase warrants held by some of our stockholders. For a list of the selling stockholders, please see “Selling Stockholders.” We are not selling any shares of common stock in this offering and therefore will not receive any proceeds from this offering. We will, however, receive the exercise price of the warrants if and when those warrants are exercised by the selling stockholders. None of the warrants has been exercised as of the date of this prospectus. We will pay the expenses of registering these shares.

     Our common stock is traded in the over-the-counter market and is quoted in the Pink Sheets under the symbol XNNC. On May 4, 2004, the average of the closing bid and asked prices of our Common Stock was $6.10 per share. The Pink Sheets are a centralized quotation service operated by Pink Sheets LLC, which collects and publishes market maker quotes for over-the-counter securities.

     The shares included in this prospectus may be offered and sold directly by the selling stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents designated from time to time or thorough underwriters or dealers. We will not control or determine the price at which a selling stockholder decides to sell its shares. Brokers or dealers effecting transactions in these shares should confirm that the shares are registered under applicable state law or that an exemption from registration is available.

     Our principal executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, CA 92008, and our telephone number is (760) 438-4004.

     You should understand the risks associated with investing in our common stock. Before making an investment, read the “Risk Factors,” which begin on page 5 of this prospectus.

     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the prospectus. Any representation to the contrary is a criminal offense.

The date of this prospectus is   , 2004.

Page
Prospectus Summary	2
Risk Factors	5
Forward-Looking Statements	13
Use of Proceeds	13
Market Price of Common Stock and Other Shareholder Matters	13
Management’s Discussion and Analysis or Plan of Operation	14
Business	21
Directors, Executive Officers, Promoters and Control Persons	28
Executive Compensation	30
Security Ownership of Certain Beneficial Owners and Management	34
Selling Stockholders	35
Plan of Distribution	37
Certain Relationships and Related Transactions	38
Description of Securities	39
Interests of Named Experts and Counsel	41
Disclosure of Commission Position of Indemnification for Securities Act Liabilities	42
Legal Matters	42
Where You Can Find More Information	42
Index to Financial Statements	F-1
EXHIBIT 2.1
EXHIBIT 3.1
EXHIBIT 3.2
EXHIBIT 4.2
EXHIBIT 4.3
EXHIBIT 4.4
EXHIBIT 4.5
EXHIBIT 10.1
EXHIBIT 10.2
EXHIBIT 10.5
EXHIBIT 10.6
EXHIBIT 10.7
EXHIBIT 10.8
EXHIBIT 21.1
EXHIBIT 23.1

PROSPECTUS SUMMARY

     This summary highlights information contained elsewhere in this prospectus; it does not contain all of the information you should consider before investing in our common stock. Read the entire prospectus before making an investment decision.

     Throughout this prospectus, the terms “we,” “us,” “our,” and “our company” refer to Xenonics Holdings, a Nevada corporation formerly known as Digital Home Theater Systems, Inc. (“DHTS”), and, unless the context indicates otherwise, also includes our wholly owned subsidiary, Xenonics, Inc., a Delaware corporation.

     We own the following registered trademarks: NightHunter® and Xenonics®. Each other trademark, trade name or service mark appearing in this report belongs to its respective holder.

Our Company

     We believe that we are a leader in the design, manufacture and marketing of high-end, high-intensity portable illumination products. Our core product line consists of lightweight, long-range, ultra-high intensity illumination products used in a wide variety of applications by the military, law enforcement, security, search and rescue and, to a lesser extent, in commercial markets.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     The NightHunter systems utilize a company-designed, patent protected technology platform that delivers tightly focused, ultra-high intensity beams of visible or infrared light, as well as ultraviolet light that can see objects over a mile away. Both our handheld and fixed-mounted systems are designed to withstand the rigors of rugged use in foul weather and hostile environments. The state-of-the-art illumination technology, innovative product design and proven capabilities in the harshest of conditions allow us to offer the marketplace a truly differentiated product line.

History

     Our operating subsidiary, Xenonics, Inc., was founded in 1996 and spent its first five years completing the development of the NightHunter product, conducting extensive field trials, filing patent claims on advances to its core technologies, and implementing the processes, policies and procedures necessary for commercial operations. Although we made occasional sales of our NightHunter products in 1998 as part of its field-testing process, we made the transition from development stage to commercial production in the fourth quarter of 2000. Because we were primarily engaged in the development of our products, we have thus far experienced losses in each year since inception.

Recent Results

     Revenues for the six months ended March 31, 2004 totaled $6.9 million with net income of

$1.4 million, or $0.11 and $0.09 per share on a basic and diluted basis, respectively. At March 31, 2004, we had undelivered purchase orders for over $4.5 million, and all contracts are expected to be delivered prior to fiscal year end September 30, 2004. Additionally, revenues for the nine-month transition period ended September 30, 2003 were $1.6 million with a net loss of $1.9 million or a negative $0.15 per share. However, we experienced significant charges of approximately $1.0 million for the issuance of common stock to employees and directors and for reissued stock options and warrants related to our reorganization in July 2003.

Corporate Structure

     On July 23, 2003, Digital Home Theater Systems, Inc. acquired in a reorganization all of the issued and outstanding shares of Xenonics, Inc.’s common stock in exchange for 8,750,000 shares of our common stock. In addition, we exchanged all of the then outstanding options to purchase stock in Xenonics, Inc. for options to purchase our stock (at the same price then in effect, but with different terms), and exchanged 95% of the warrants to purchase stock in Xenonics, Inc. (one warrant to purchase 135,000 shares of Xenonics, Inc. common stock remains outstanding), for warrants to purchase our stock ( with modified terms and a higher exercise price). Between 1999 and the time of this transaction, DHTS we engaged in no business activity or operations. The sole officer and director of the company formerly known as Digital Home Theater Systems, Inc. resigned and was replaced by the officers and directors of Xenonics, Inc. In order to more properly reflect the activity and operations of our business, we changed our name from Digital Home Theater Systems, Inc. to Xenonics Holdings, Inc.

     Our principal operations and executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, California 92008 and our telephone number is (760) 438-4004. We also maintain a web site at www.xenonics.com. The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

The Offering

Common stock offered by the selling stockholders	2,235,375 shares, consisting of 2,185,375 outstanding shares owned by the selling stockholders, 50,000 shares issuable to certain selling stockholders upon exercise of outstanding warrants.

Common stock currently outstanding	14,161,878 shares (1)

Common stock to be outstanding after the offering, assuming no exercise of the warrants	14,161,878 shares (1)

Common stock to be outstanding after the offering, assuming the exercise of the 50,000 warrants	14,211,878 shares (1)

Risk Factors	An investment in our common stock involves significant risks. See “Risk Factors” beginning on page

—

(1) In addition to these outstanding shares of common stock, as of May 1, 2004, there were outstanding options to purchase 1,190,000 shares of our common stock (with exercise prices ranging from $ 0.25 per share to $6.00 per share), and warrants to purchase 2,452,465 shares of our common stock (with exercise prices ranging from $0.60 per share to $0.825 per share).

RISK FACTORS

     An investment in our common stock involves a high degree of risk. You should carefully consider the risks described below and the other information contained in this prospectus and in the documents incorporated by reference before deciding to invest in our company. If any of the following risks actually occur, our business, financial condition or operating results and the trading price or value of our securities could be materially adversely affected.

RISKS RELATED TO OUR COMPANY

Our Company has limited operating history on which to base an investment decision.

     While we have been developing high illumination products since 1997, we have only been engaged in selling our products for the past three years and have only generated material sales since March 2003. As a result, we have a very limited operating history for investors to consider in evaluating an investment in our common stock.

Fluctuations in our quarterly and annual operating results make it difficult to assure future profitability.

     We have experienced losses in each year since our formation. Xenonic’s Inc.’s net losses totaled $832,000 in 1999, $1,043,000 in 2000, $1,593,000 in 2001, $1,196,000 in 2002 and $1,963,000 for the period ended September 30, 2003, a nine-month transition period due to a change in fiscal year end from December 31 to September 30. Prior to 2001, we were primarily engaged in research and development activities, field trials, prototype manufacturing, and the establishment of an initial sales and marketing organization. After 2001, we generated sales of our products, but such sales, through September 30, 2003, were not been sufficient to generate operating income. During the past year, we received significant purchase orders from the U.S. Army which have significantly increased our sales compared to the past three years. While these U.S. Army orders have increased our revenues and resulted in net income of $1,375,000 during the past six months, no assurance can be given that we will continue to generate sales at these increased levels or that any additional sales that may be generated will result in the ongoing profitability or viability of this company.

The loss of any one of our major customers could have a material and adverse effect on our business.

     We are dependent on a few large customers. In the fiscal year ended September 30, 2003, sales to the U.S. Army represented 70% of our total sales, and sales to our two largest customers accounted for an aggregate of 83% of our total sales. For the first six months of the current fiscal year ending September 30, 2004, sales to the U.S. Army increased to 79% of our total sales. Accordingly, the loss of the U.S. Army as a customer could have a material adverse impact on the results of our operations and on our financial condition. As of March 31, 2004, we have unfilled orders from the U.S. Army for $4,100,000 of our NightHunter illumination products. Other than these outstanding purchase orders, we do not have any long-term purchase commitments from either the U.S. Army or any other customer. No assurance can be given that our existing customers will continue to purchase our products.

     Most of our NightHunter illumination products that we have recently sold and shipped have been shipped to U.S. Army forces operating in, or related to, the currently on-going military operations in Afghanistan and Iraq. These shipments have contributed to the recent significant increase in our sales. While we believe that we would have received orders from the U.S. Army even without the recent military activity in Afghanistan and Iraq, the events in Afghanistan and Iraq have affected the amount of our recent sales and the timing of the delivery of the products ordered by the military. The withdrawal of U.S. forces from these regions, or any other reduction in the military’s need for our illumination products, may in the future reduce the demand for our products by such military forces.

We have no guaranty that our contracts with U.S. government agencies will continue.

     To date, substantially all of our sales have been derived from sales to military and security organizations, such as the U.S. military , the U.S. Border Patrol, and various other governmental law enforcement agencies. While we believe that we will continue to be successful in marketing our products to these entities, there are certain considerations and limitations inherent in sales to governmental or municipal entities such as budgetary constraints, timing of procurement, political considerations, and listing requirements that are beyond our control and could affect our future sales. There is no assurance that we will be able to achieve our targeted sales objectives to these governmental and municipal entities or that we will continue to generate any material sales to these entities in the future.

We do not plan to make any cash dividend distributions in the foreseeable future.

     We do not plan to pay any cash dividends on our common stock in the foreseeable future. Any decision to pay dividends is within the discretion of the board of directors and will depend upon our profitability at the time, cash available and other factors. Therefore, no assurance can be given that there will ever be any such cash dividends or distributions in the future.

We compete against many larger, more established competitors.

     The ultra-high intensity lighting industry, in which we operate, is characterized by mature products and established industry participants. We compete with other providers of specialized lights in the United States and abroad, which have created or are developing technologies and products similar to the products we are selling to many of the same purchasers in our targeted markets. Although we believe that our competitors do not offer products as advanced as ours, competition from these companies is intense. Because we are currently a small company with a limited marketing budget, our ability to compete effectively will depend on the benefits of our technology and on our patents. There can be no assurance that potential customers will select our technology over that of a competitor, or that a competitor will not market a competing technology with operating characteristics similar to those owned by us.

     Many of the companies that currently compete in the portable, high intensity illumination products market, or that may in the future compete with us in that market, have substantially greater capital resources, research and development staffs, facilities, field trial experience, and experience in the marketing and distribution of products than we do. Our products could be rendered obsolete or uneconomical by the introduction and market acceptance of competing products, technological advances by current or potential competitors, or other approaches. If such a development were to occur, we might be required to reduce our prices in order to remain competitive and these lower prices could affect our profitability. We will be competing on the basis of a number of factors in areas in which we have limited experience, including marketing to the military and governmental agencies, and customer service and support. There can be no assurance that we will be able to compete successfully against current or future competitors.

We have limited marketing and sales experience in the illumination products marketplace.

     We have a small marketing and sales division and relatively limited experience in marketing, sales and distribution of illumination products. We currently only have one person engaged on a full-time basis in marketing and sales, and that employee specializes in marketing to government and military clients. Although our other officers have experience in the operations and management of various businesses and have experience in the high intensity lighting field, they have limited experience in the management of a company engaged in the high volume sale of high-intensity lighting. In addition, while we have had success in marketing to certain branches of the U.S. military and to certain other U.S. governmental agencies; we have not been successful in generally marketing our products to a wider market. There can be no assurance that our limited marketing and sales capabilities will be enable us to compete successfully against competitors that have a history and track record in the high-intensity lighting marketplace. If we do not establish or maintain an effective marketing and sales organization, our business will be adversely affected.

We depend on certain key personnel.

     We depend on the efforts of our senior management and key employees, particularly Alan P. Magerman, our Chief Executive Officer, Jeffery P. Kennedy, our Chief Operating Officer and President, and Stephen Maddox, our Vice President of Business Development. The loss of the services of one or more of these individuals could delay or prevent us from achieving our objectives.

Dilution and the risks of leverage as a result of additional financing.

     While we currently have sufficient funds to continue our current operations, we may seek additional equity or debt financing in the future. Any equity financing may involve substantial dilution of the interests of the current stockholders. Any debt financing would subject us to the risks associated with leverage, including the possible risk of default and insolvency.

We are subject to government regulation which may require us to obtain additional licenses and could limit our ability to sell our products outside the United States.

     The sale of certain of our products outside the United States is subject to compliance with the United States Export Administration Regulations. Compliance with government regulations may also subject us to additional fees and costs. The absence of comparable restrictions on competitors in other countries may adversely affect our competitive position. The need to obtain licenses could limit or impede our ability to ship to certain foreign markets. Although we currently hold the requisite export licenses required under current requirements, future laws and regulations cannot be anticipated that could impact our ability to generate revenues from the sale of our products outside the United States, which could have a material adverse effect on our business, financial condition and results of operations.

We may experience production delays if suppliers fail to deliver materials to us.

     The manufacturing process for our products consists primarily of the assembly of purchased components. Although we can obtain materials and purchase components from different suppliers, we rely on certain suppliers for our components. If a supplier should cease to deliver such components, this could result in added cost and manufacturing delays and have an adverse effect on our business.

Our operations involve evolving products and technological change.

     Ultra-high intensity portable illumination products are continuously evolving and subject to technological change. Our ability to maintain a competitive advantage and build our business requires us to consistently invest in research and development. Many of the companies that currently compete in the portable illumination market, or that may in the future compete with us in our market, may have greater capital resources, research and development staffs, facilities and field trial experience than we do. Our products could be rendered obsolete by the introduction and market acceptance of competing products, technological advances by current or potential competitors, or other approaches.

RISKS RELATED TO OUR PRODUCTS

We may not have adequate protection of our intellectual property.

     We own the rights to three patents (or allowed patent applications) and five patent pending applications relating to the design and configuration of our xenon illumination technology. There can be no assurance however that our patents will provide competitive advantages for our products or that our patents will not be successfully challenged or circumvented by our competitors. Most of our patents and patent applications are design patents, which protect the design and appearance of our products and not any technological or mechanical component of the products. Design patents typically provide less protection than utility patents that protect the technology of a product. Also, no assurance can be given that our pending patent applications will ultimately be issued or provide patent protection for improvements to our base technology. Under current law, the right to a patent in the United Sates is attributable to the first to invent, not the first to file a patent application. While be we believe that our patent rights are valid, we cannot be sure that our products or technologies do not infringe on other patents or intellectual property or proprietary rights of third parties. In the event that any relevant claims of third-party patents are upheld as valid and enforceable, we could be prevented from selling our products or could be required to obtain licenses from the owners of such patents or to redesign our products to avoid infringement. In addition, many of the processes of our products that we deem significant are not protected by patents or pending patent applications.

     We regard portions of the designs and technologies incorporated into our products as proprietary and we attempt to protect them with a combination of patent, trademark and trade secret laws, employee and third-party nondisclosure agreements and similar means. Despite these precautions, it may be possible for unauthorized third parties to copy certain portions of our products or to otherwise obtain and use to our detriment information that we regard as proprietary. There can be no assurance that the agreements we have entered into with employees or third parties to maintain the confidentiality of our confidential or proprietary information will effectively prevent disclosure of our confidential information or provide meaningful protection for our proprietary information or that our confidential or proprietary information will not be independently used by our competitors.

We only have a single line of products.

     To date, all of our revenues have been generated from the sales of our three NightHunter illumination system products (the NightHunter, NightHunterII and NightHunterEXT) and related accessories. During the September 30, 2003 fiscal year, sales of NightHunterII illumination systems and related accessories represented 76% of our total sales, and we expect the NightHunterII to continue to generate most of our revenues in the current fiscal year. Other than the three NightHunter models, we currently do not have any other products that we market. While we are currently developing other illumination products, we will be dependent upon our NightHunter line of products until such time, if ever, that we develop or acquire other products. The profitability and viability of our company is dependent upon our continued ability to sell, manufacture and ship our three illumination models, particularly the NightHunterII illumination system, and any delay or interruption in our ability to market, sell, or ship our NightHunter illumination systems and related accessories will have a material adverse affect on our business and financial condition..

     Further, our future growth and profitability will depend on our ability to both successfully commercialize NightHunter and to develop and commercially release other products. Although we have recently received significant orders for our NightHunter products, our ability to increase such sales and to develop other related products is uncertain. While our goal is to develop and commercialize a line of ultra-high intensity illumination systems, our research and development programs with respect to other potential products are at an early stage, and it is uncertain whether we will be able to develop any other commercially viable products. If we are unable to develop and release other products, the future of this company will depend on the commercial success of our existing three NightHunter products.

We depend on a single manufacturer to make our NightHunterII products.

     In January 2003, we entered into a three-year manufacturing agreement with PerkinElmer, a global provider of products and services to, among others, the optoelectronics industries, for the manufacture of NightHunterII products. Under this agreement, PerkinElmer is the sole and exclusive manufacturer of the NightHunterII products, and we are not permitted to engage any other manufacturer. In addition PerkinElmer is responsible for testing, packaging, maintaining product inventories, and shipping the NightHunterII products directly to our customers. Accordingly, we are dependent upon PerkinElmer for the manufacture and delivery of our principal product, the NightHunterII. To date, as a small company with limited resources, our arrangement with PerkinElmer has provided us with the manufacturing, packaging and shipping expertise normally only available to larger firms. However, should PerkinElmer for any reason in the future be unable or unwilling to fully live up to its obligations under our manufacturing agreement, we would lose the ability to manufacture and deliver our principal product until PerkinElmer recommences manufacturing, or until we obtain an alternate manufacturer.

While we believe that we could replace PerkinElmer in such an event, any such event would adversely affect our operations and financial results during the period in which we transitioned to another manufacturer.

RISKS RELATED TO OUR COMMON STOCK

No assurance of a liquid public market for securities.

     There has been no long-term established public trading market for our common stock, and there can be no assurance that a regular and established market will be developed and maintained for our securities. There can also be no assurance as to the depth or liquidity of any market for the common stock or the prices at which holders may be able to sell the shares. Our common stock currently is traded only on the Pink Sheets electronic trading system. Companies that have their shares listed on the Pink Sheets system normally are not followed by market analysts, and many institutional investors are prohibited from, or do not invest in such companies. As a result, trading on the Pink Sheets electronic trading system is characterized by a lack of liquidity, sporadic trading, larger spreads between bid and ask quotations, and other conditions that may affect an investor’s ability to re-sell our shares. While we intend to arrange for our common stock to become eligible for quotation on the OTC Bulletin Board and thereafter on the Nasdaq Stock Market, changing from the Pink Sheets to the OTC Bulletin Board may not significantly improve the trading activity in our stock, and no assurance can be given that we will be admitted to the Nasdaq Stock Market.

Our stock is thinly traded, so you may be unable to sell at or near ask prices or at all if you need to sell your shares to raise money or otherwise desire to liquidate your shares.

     Our common shares are thinly-traded on the Pink Sheet electronic trading system, meaning that the number of persons interested in purchasing our common shares at or near ask prices at any given time may be relatively small or non-existent. This situation is attributable to a number of factors, including the fact that we are a small company that is relatively unknown to stock analysts, stock brokers, institutional investors and others in the investment community that generate or influence sales volume, and that even if we came to the attention of such persons, they tend to be risk-averse and would be reluctant to follow an unproven, early stage company such as ours or purchase or recommend the purchase of our shares until such time as we became more seasoned and viable. As a consequence, there may be periods of several days or more when trading activity in our shares is minimal or non-existent, as compared to a seasoned issuer which has a large and steady volume of trading activity that will generally support continuous sales without an adverse effect on share price. Due to these conditions, we can give you no assurance that you will be able to sell your shares at or near ask prices or at all if you need money or otherwise desire to liquidate your shares.

If securities or industry analysts do not publish research reports about our business, our stock price and trading volume could decline.

     Small, relatively unknown companies can achieve visibility in the trading market through research and reports that industry or securities analysts publish. However, to our knowledge, no analysts either cover our company or the segment of the industry in which we operate. The lack of published reports by independent securities analysts could limit the interest in our stock and negatively affect our stock price. We do not have any control over research and reports these analysts publish or whether they will be published at all. If any analyst who does cover us downgrades our stock, our stock price would likely decline. If any analyst ceases coverage of our company or fails to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

You may have difficulty selling our shares because they are deemed “Penny Stocks”.

     Since our common stock is not listed on the Nasdaq Stock Market, if the trading price of our common stock falls below $5.00 per share, trading in our common stock will be subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a penny stock (generally, any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions). Such rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales practice requirements on broker-dealers who sell penny stocks to persons other than established customers and accredited investors (generally defined as an investor with a net worth in excess of $1,000,000 or annual income exceeding $200,000 individually or $300,000 together with a spouse). For these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotations for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. Such information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock, which could severely limit the market liquidity of the common stock and the ability of holders of the common stock to sell their shares.

Anti-takeover provisions in our Articles of Incorporation could affect the value of our stock

     Our Articles of Incorporation contains certain provisions that could impede a non-negotiated change in control. In particular, without shareholder approval we can issue up to 5,000,000 shares of preferred stock with rights and preferences determined by the board of directors. These provisions could make a hostile takeover or other non-negotiated change in control difficult, which takeover/change of control could be at a premium to the then current stock price.

Potential issuance of additional common and preferred stock could dilute existing shareholders.

     We are authorized to issue up to 20,000,000 shares of common stock. To the extent of such authorization, our board of directors has the ability, without seeking shareholder approval, to issue additional shares of common stock in the future for such consideration as the board of directors may consider sufficient. The issuance of additional common stock in the future will reduce the proportionate ownership and voting power of the common stock offered hereby. We are also authorized to issue up to 5,000,000 shares of preferred stock, the rights and preferences of which may be designated in series by the board of directors. Such designation of new series of preferred stock may be made without shareholder approval, and could create additional securities which would have dividend and liquidation preferences over the common stock offered hereby. Preferred shareholders could adversely affect the rights of holders of common stock by:

•	exercising voting, redemption and conversion rights to the detriment of the holders of common stock;

•	receiving preferences over the holders of common stock regarding or surplus funds in the event of our dissolution or liquidation;

•	delaying, deferring or preventing a change in control of our company; and

•	discouraging bids for our common stock.

There has been, and may continue to be significant volatility in our stock price.

     Since the closing of our acquisition of Xenonics, Inc., the closing price of our shares of common stock on the Pink Sheets electronic trading system has fluctuated from $2.00 per share to $7.75 per share. The future market price of our common stock may be affected by many factors and may continue to be subject to significant fluctuations in response to variations in our operating results and other factors such as investor perceptions, supply and demand, interest rates, general economic conditions and those specific to the industry, developments with regard to our activities, future financial condition and management.

Substantial share overhang could have a material effect on our stock price.

     As of May 1, 2004, we had outstanding 14,161,878 shares of common stock, of which approximately 13,628,978 shares were “restricted securities” (as that term is defined under Rule 144 promulgated under the Securities Act of 1933, as amended). Other than the shares registered for resale by this prospectus, only approximately 526,400 shares are currently freely tradable shares. Because there are so few freely tradable shares, the sudden release of trading shares onto the market, or the perception that such shares will come onto the market, could have an adverse affect on the trading price of the stock. The restricted shares are eligible for public resale under Rule 144 at various times. In addition to the shares that can freely be sold under this prospectus, as many as 10,817,877 additional shares of restricted stock will become eligible for resale under Rule 144 commencing in July 2004. No prediction can be made if or when such shares will be offered for sale over the public market, or what the effect that the sales of shares of common stock, or the availability of such shares for sale, will have on the market prices prevailing from time to time. The possibility that substantial amounts of common stock may be sold in the public market may adversely affect prevailing market prices for our common stock.

We have issued a significant number of common stock purchase options and warrants, the exercise of which will dilute the existing stockholders’ ownership.

     There are currently outstanding common share purchase options and warrants entitling the holders to purchase 3,642,465 shares, including a number granted to directors, officers, employees and consultants that are subject to vesting conditions. These options and warrants have exercise prices ranging from $0.25 per share to $8.00 per share. It is likely that a number of the holders of these options and warrants will exercise and sell common stock when the stock price exceeds their exercise price and lead to the dilution of ownership of the common stockholders.

FORWARD-LOOKING STATEMENTS

     The Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for forward-looking statements. This document contains forward-looking statements, which reflect the views of our management with respect to future events and financial performance. These forward-looking statements are subject to a number of uncertainties and other factors that could cause actual results to differ materially from such statements. Forward-looking statements are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “plans,” “projects,” “targets” and similar expressions. Readers are cautioned not to place undue reliance on these forward-looking statements, which are based on the information available to management at this time and which speak only as of this date. We undertake no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. For a discussion of some of the factors that may cause actual results to differ materially from those suggested by the forward-looking statements, please read carefully the information under “Risk Factors” beginning on page 5.

     The identification in this document of factors that may affect future performance and the accuracy of forward-looking statements is meant to be illustrative and by no means exhaustive. All forward-looking statements should be evaluated with the understanding of their inherent uncertainty. You may rely only on the information contained in this prospectus.

     We have not authorized anyone to provide information different from that contained in this prospectus. Neither the delivery of this prospectus nor the sale of common stock means that information contained in this prospectus is correct after the date of this prospectus. This prospectus is not an offer to sell or solicitation of an offer to buy these securities in any circumstances under which the offer or solicitation is unlawful.

USE OF PROCEEDS

     We will not receive any proceeds from the sale of the common stock by the selling stockholders pursuant to this prospectus. However, we will receive the exercise price of from certain of the selling stockholders upon exercise of their warrants. We expect to use the proceeds received from the exercise of warrants, if any, for general working capital purposes. We will pay the expenses of registration of these shares, including legal and accounting fees.

MARKET PRICE OF COMMON STOCK

AND OTHER SHAREHOLDER MATTERS

Market Information

     There is no established public trading market for our common stock. Our common stock is currently traded in the over-the-counter market and is quoted under the symbol “XNNC” in the Pink Sheets, a centralized quotation service operated by Pink Sheets LLC, which collects and publishes market maker quotes for over-the-counter securities. Our common stock will be offered in amounts, at prices, and on terms to be determined in light of market conditions at the time of sale. The shares may be sold directly by the selling stockholders in the open market at prevailing prices or in individually negotiated transactions, through agents, underwriters, or dealers. We will not control or determine the price at which the shares are sold.

     To our knowledge, there was no trading in our common stock until shortly before the acquisition of Xenonics, Inc. by this company on July 24, 2003, and any trading was not based on our company’s current operations. Accordingly, the following table only sets forth the high and low bid information for our common stock for the periods indicated since the acquisition. The following price information reflects inter-dealer prices, without retail mark-up, mark-down or commission and may not represent actual transactions:

Quarter Ending	High	Low
September 30, 2003(1)	$2.35	$1.70
December 31, 2003	$6.50	$1.75
March 31, 2004	$7.25	$4.10

(1)	Reflects initial trading activity commencing on July 24, 2003 through the end of the calendar quarter ended September 30, 2003.

Holders

     As of May 1, 2004, there were approximately 159 holders of record of our common stock.

Dividends

     We have not paid any dividends on our common stock to date and do not anticipate that we will be paying dividends in the foreseeable future. Any payment of cash dividends on our common stock in the future will be dependent upon the amount of funds legally available, earnings, financial condition, capital requirements and other factors that the Board of Directors may think are relevant. We intend for the foreseeable future to follow a policy of retaining all of our earnings, if any, to finance the development and expansion of our business and, therefore, do not expect to pay any dividends on our common stock in the foreseeable future.

MANAGEMENT’S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

Overview

     Xenonics, Inc. was founded in 1997 to design, manufacture and market technologically-advanced, high-intensity portable illumination products. The company holds several patents for its technology platform, which applies high efficiency dimmable electronic ballast circuitry and precision optics to xenon light to produce an illumination device that delivers improved performance over current technologies. Existing customers include all branches of the United States military, including such elite forces as the U.S. Navy SEALs, USMC FAST and the U.S. Army Rangers. Other customers include the U.S. Border Patrol, the U.S. Secret Service, the U.S. Coast Guard, the California Highway Patrol as well as many others.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     In July 2003, Digital Home Theater Systems, Inc. acquired 100% of the outstanding capital stock of Xenonics, Inc. for 8,750,000 shares of common stock. Upon the closing of this transaction, Digital Home Theater Systems, Inc. changed its name to Xenonics Holdings, Inc. The transaction was accounted for as a reorganization of Xenonics, Inc. with issuance of stock for cash. For accounting purposes, Xenonics, Inc. is treated as the acquirer and, as such, its historical financial statements will continue and are included in this prospectus.

     In 2003, we changed our fiscal year from a fiscal year ending December 31 to a fiscal year ending September 30. Accordingly, our financial statements at September 30, 2003 include the results of its operations and cash flows for the nine-months then ended, while our financial statements at December 31, 2002 include its operations and cash flows for the year then ended.

     Our consolidated financial statements have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. We are largely dependent upon government orders for our revenues.

Critical Accounting Policies

     The preparation of financial statements and related disclosures in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the period reported. The following accounting policies involve a “critical accounting estimate” because they are particularly dependent on estimates and assumptions made by management about matters that are highly uncertain at the time the accounting estimates are made. In addition, while we have used our best estimates based on facts and circumstances available to us at the time, different estimates reasonably could have been used in the current period, and changes in the accounting estimates we used are reasonably likely to occur from period to period which may have a material impact on the presentation of our financial condition and results of operations. We review these estimates and assumptions periodically and reflect the effects of revisions in the period that they are determined to be necessary and reviewed by the audit committee.

     Accounts Receivable - We recognize revenue upon shipment in accordance with Staff Accounting Bulletin (SAB) No. 101. Our history indicates that we will collect all of our accounts receivable, 99% of which on March 31, 2004 were due from the U.S. government. Accordingly, we have not established any reserve for doubtful accounts. Since we bear certain risks of loss due to this high concentration, as well as the impact of the political, budget and regulatory environment, failure to collect all accounts receivable will affect our balance sheet and results of operations.

     Tax Valuation Allowance - A tax valuation allowance is established, as needed, to reduce net deferred tax assets to the amount for which recovery is probable. We have established a full valuation allowance against our U.S. net deferred tax assets because our history of losses. In the event it becomes more likely than not that some or all of the deferred tax assets will be realized, we will adjust our valuation allowance. Depending on the amount and timing of taxable income we ultimately generate in the future, as well as other factors, we could recognize no benefit from our deferred tax assets, in accordance with our current estimate, or we could recognize a portion of or their full value.

     Inventory Valuation – We regularly assess the valuation of inventories and reserves for those inventories that are obsolete. We established an inventory reserve of $50,000 as of both March 31, 2004 and September 30, 2003, and a reserve of $25,000 as of December 31, 2002. A physical inventory is completed on a monthly basis, and adjustments are made quarterly based on such inspections. If it is determined that our estimates of the valuation of inventories is incorrect, we may need to establish additional reserves, which would negatively affect any future earnings.

Results of Operations

Six-months ended March 31, 2004 compared to six-months ended March 31, 2003

     Revenues: Revenues during the first six-month period ended March 31, 2004 increased by $6,050,000 over the revenues for the comparable six-month period in 2003. The increase in revenue was the result of the increased size and number of purchase orders received by us during the prior year. In March of 2003, we received an order of $2,980,000 from the United States military. However, since we only recognize revenues when we ship the ordered products, this contract did not generate revenues in the six-month period ended March 31, 2003. The March 2003 order did, however, contribute $1,600,000 of revenue in the six-month period ended March 31, 2004 as the balance of that order was shipped during the current period. Other U.S. Army orders received since March 31, 2003 contributed an additional $3,800,000 of revenue during the current period. In the current six-month period, orders filled from government contractors totaled $1,200,000 compared to $200,000 during the prior year’s six-month period. The balance of this period’s sales (approximately $200,000) was generated from international customers and other U.S. military branches (other than the U.S. Army) and other governmental entities. In the six months ended March 31, 2003, sales from other U.S. military branches (other than the U.S. Army) and other governmental entities constituted a majority of that period’s revenues and totaled $600,000. Orders received during the six-month period ended March 31, 2004 but not yet filled will generate future revenues during the balance of the current fiscal year.

     Cost of Goods and Gross Profit: Cost of goods consist of our cost of manufacturing our NightHunter products and the price that we pay to PerkinElmer for NightHunterII products that PerkinElmer manufactures for us under our manufacturing agreement. The gross profit percentage on revenue increased to 41% in the fist half of fiscal year 2004 compared to 16% for the same period in the prior year. This improvement is due to efficiencies and lower cost as quantity of work increased and our ability to cover fixed costs improved. Our head count did not material change from the prior year’s six-month period to the current year’s six-month period ended March 31, 2004. As a result, as revenue increased, our gross profit percentage was positively impacted. Additionally, as volumes increased in the current period, we were able to work with our vendors to improve pricing and lower the cost of goods sold.

     Engineering, Research & Development: Engineering, research and development expenses remained relatively unchanged during the two semi-annual periods. However, since revenues increased six-fold during the current fiscal period, as a percentage of revenues, our investment in engineering, research and development decreased materially for the first half of fiscal year 2004 compared to the same period in the prior year. Engineering, research and development spending levels are, however, expected to increase in the future as we have increased our efforts to develop new products and product improvements and additional product cost reduction.

     Selling, General and Administrative: Selling, general and administrative expenses increased by $579,000 to $1,256,000, or 18% of revenue, in the current period ending March 31, 2004 compared to $677,000, or 83% of revenue, for the same six-month period in the prior year. The $579,000 increase in expenses reflected the additional expenses related to being a public company and to the additional costs resulting from the significant increase in sales. These additional expenses included legal expenses of $173,000, accounting fees of $74,000, bonuses of $110,000 paid during the current period, $75,000 for salary increases and the costs of increasing the number of our employees, and additional marketing expenditures of $56,000.

     Other Expense: The major component of other expense in both the 2004 and 2003 interim period consisted primarily to interest expense. Interest expense decreased to $28,000 for the six months ended March 31, 2004 compared to $241,000 for the same period in 2003. Interest expense related to notes payable and short-term borrowings. Interest expense decreased due to reductions in our outstanding debt. A significant amount of notes payable was converted into equity in connection with the acquisition of Xenonics, Inc. in July of 2003. In March of 2004, additional notes payable and short-term borrowings were paid or converted to debt.

     Provision for Income Taxes: The $106,000 provision for income taxes consists primarily of California state franchise tax payable as the result of our income before provision for income taxes of $1,480,000 for the six-month period ended March 31, 2004 compared to our loss before provision for income taxes of $834,000 during the comparable period in the prior year. Our net operating losses currently are limiting our federal income tax obligations. However, a temporary net operating loss restriction imposed by the State of California have restricted the use of net operating losses for state purposes. Accordingly, we are currently unable to apply our not operating losses to reduce our state income taxes.

Nine months ended September 30, 2003 compared to the unaudited, pro-forma nine months ended September 30, 2002.

     During 2003, we changed our fiscal year from the period ending December 31 to the period ending September 30. Since the first fiscal year ending on September 30, 2003 contains only nine months compared to the 12-month period of the last audited fiscal yearend (the year ending December 31, 2002), the following discussion of our results of operations compares the nine-month period ending September 30, 2003 to the comparable nine-month period ending September 30, 2002. The following table reflects the operating results of these comparable nine-month periods.

September 30,	2003	2002
$ in thousands		(Pro-forma)
Revenue	$1,580	$642
Cost of Goods Sold	1,241	610

Gross Profit	339	32

Engineering, Research and Development	237	101
Selling, General and Administrative	1,551	707

Loss from Operations	(1,449)	(776)

Other	(514)	(189)

Net Loss	$(1,963)	$(965)

     Revenues: All of our revenues are generated from the sale of our NightHunter products. Revenues increased by $938,000 in the period ending September 30, 2003 over the same period in the prior year as a result of a $2,980,000 order for our NightHunter products that we received from the United States military in March 2003. This order represented a 71% of revenue that we recognized during the September 30, 2003 fiscal period. Since all of the products ordered in March 2003 were not shipped by September 30, 2003, the remaining balance of the order will be recognized as revenue in the fiscal year ending September 30, 2004 as the remaining products are shipped. During the 2003 nine-month period, 70% of the revenues were from sales directly to the U.S. Army. However, prior period revenues were derived from three primary customers: 47% of the revenues were from sales to a contractor that supplies the U.S. Military, 25% of the revenues were from sales to the U.S. Border Patrol, and 14% from sales directly to the U.S. Marine Corps.

     Cost of Goods and Gross Profit: Gross profit as a percentage of revenue increased to 22% in the current period ending September 30, 2003 compared to 5% in the prior period. This increase is due to efficiencies and lower costs that resulted from increased quantity of products ordered and our increased ability to cover fixed costs. In addition, in January 2003, we entered into a manufacturing agreement with PerkinElmer to manufacture one of our three products for us. PerkinElmer, a global manufacturer of optoelectronic products, is able to manufacture our products for us at prices and in quantities that are favorable to us. These benefits were first realized in the 2003 period and are expected to further benefit us in the future as the number of NightHunterII units that PerkinElmer manufactures for us in the current fiscal year increases. The increase in the number of units manufactured in the 2003 period and the PerkinElmer manufacturing agreement positively impacted the gross profit percentage. Additionally, as unit order volumes increase, we were able to obtain more favorable pricing from our vendors and thereby lower the cost of goods sold. We expect our gross margins as a percentage of revenues to increase as revenues increase. As disclosed elsewhere in this prospectus, we have received orders for over $6,600,000 since January 1, 2004, which will result in increased revenues during the current fiscal year.

     Engineering, Research & Development: While the amount of funds expended for engineering, research and development almost doubled in the current period ending September 30, 2003 from the prior period ending September 30, 2002, as a percentage of revenues such expense remained unchanged between 15% and 16% of revenue in both periods. Since we are continuing to improve our product line through engineering, research and development, anticipated spending levels will continue to increase in the future, although such expenditures as a percent of revenue are expected to decline due to significant increases in revenues. Our engineering, research and development efforts are aimed at new products, product improvement and cost reduction.

     Selling, General and Administrative: Selling, general and administrative expenses increased to $1,551,000 in 2003 from $707,000 in 2002 primarily as a result of one time charges that made up approximately $700,000 of the 2003 expense. These one-time charges included a compensation expense of $271,000 related to issuance of common stock to employees as a bonus, and charges of $375,000 related to reissuance and repricing of outstanding stock options. As revenue increases, we expect that our selling, general and administrative expenses, as a percentage of revenue, will be between 15% and 16%.

     Other Expense: The major component of other expense in both 2003 and 2002 related primarily to interest expense. Interest expense increased to $515,000 in the current period ending September 30, 2003 from $188,000 in the prior period ending September 30, 2002. The interest expense increase in 2003 of $354,000 consists of both interest paid on outstanding indebtedness and a non-cash charge for

$320,000 related to reissuance of warrants in July 2003 in connection with the reorganization of Xenonics, Inc. Because warrants were re-issued at a lower exercise price, we recorded a non-cash charge based on the fair market value of the warrants. Interest expense related to notes payable and short-term borrowings decreased as we reduced our outstanding debt by either repaying such debt or converting it into common stock. A total of $2,450,000 of outstanding indebtedness was converted into equity in connection with the acquisition of Xenonics, Inc. in July of 2003. Interest expense related to the converted notes was $46,000 and $155,000 in 2003 and 2002, respectively.

     While our revenues increased in the current period ending September 30, 2003 over the same period in the prior year, increases in engineering, research and development and one-time general and administrative expenses caused our net loss to increase from $965,000 in the 2002 period to $1,963,000 in the 2003 period.

     Liquidity and Capital Resources.

     As of March 31, 2004, we had working capital of $1,939,000 and a current ratio of 1.7-to-1. As of September 30, 2003, we had a working capital deficit of $1,249,000. Our liquidity has been further improved since March 31, 2004 due the sale in April 2004 of $850,000 of common stock and warrants.

     Until the current fiscal year, we had invested substantial resources in product development and in the establishment of our business, which negatively impacted our cost structure and created a significant accumulated deficit ($7,583,000 as of March 31, 2004 and $8,957,000 as of September 30, 2003). Since our operations were unprofitable until September 30, 2003, we relied on the sale of equity and the issuance of short-term borrowings and notes payable to fund our working capital needs.

     During the six month period ended March 31, 2004, however, our operations significantly improved, as did our liquidity and our capital structure. During the six-month period since September 30, 2003, cash increased by $724,000 and our total current assets (substantially all of which is either cash or accounts receivable) increased by $3,603,000. The increase in our liquidity is the result of the improvement in our operations and our financing activities (both in raising capital and in converting outstanding indebtedness).

     Our net income of $1,374,000 for the six-month period ended March 31, 2004 contributed cash to the company. With increased sales, accounts payable, most of which is payable to PerkinElmer for products manufactured for us, increased by $1,226,000, and accounts receivable grew by $2,736,000. Virtually all of the accounts receivable is from sale to the U.S. Army and is expected to be paid in the normal 30-day payment period we have historically experienced with such sales.

     During the six-month period ended March 31, 2004, we had negative cash flow from operations despite our net income of $1,374,000. The principal reason for the negative cash flow during the six-month period is due to the timing of the recognition of sales and the collection of accounts receivable. In the six-month period ended March 31, 2004 our accounts receivable grew by $2,735,000 to $3,262,000. Since we recognized these receivables as revenues in the six-month period but did not actually receive the payment of these receivables during that period, we experiences negative cash flow from our operations.

     Financing activities for the past six-month period included a private placement of 600,000 shares of common stock at $2.50 per share (from which we received $1,500,000) and the repayment in cash of $576,000 of short-term borrowings and notes payable. Additionally, another note payable for $250,000, plus accrued interest of $17,000, was converted into 533,726 shares of common stock in accordance with the terms of that note at $0.50 per share. Noncash transactions conducted by the company included the compensation of Bryant Park Capital for services with 20,000 shares of common stock valued at $2.50. Since March 31, 2004 we completed an additional $850,000 sale of our common stock and warrants.

     During the nine-month period ending September 30, 2003, net cash used in operating activities was only $1,174,000 despite our operating loss of $1,963,000. Net cash used was $789,000 less than the net loss for the September 30, 2003 period because of $1,050,000 of non-cash charges, including $375,000 related to re-issuance and new grants of stock options, $320,000 related to re-issuance and new issuance of warrants and $271,000 related to the issuance of stock to employees, directors and consultants. Offsetting some of these non-cash charges were changes in our assets that used cash, such as our accounts receivable levels that increased by $373,000 due to increased levels of sales and an increase in inventory levels to meet the increased sales demand also used cash of $67,000.

     Accounts payable for the period ending September 30, 2003 increased by $111,000 due to increased sales volumes.

     In July 2003, Digital Home Theater Systems, Inc. acquired 100% of the outstanding capital stock of Xenonics, Inc. for 8,750,000 shares of common stock. Immediately prior to the acquisition, Digital Home Theater Systems, Inc. had outstanding 2,500,000 shares and had issued an additional 1,459,652 shares of its stock at $0.875 per share for total gross proceeds of $1,277,196. Legal fee and commissions incurred in the private placement totaled $123,276. Upon the closing of the acquisition, Digital Home Theater Systems, Inc. changed its name to Xenonics Holdings, Inc. The transaction was accounted for as a reorganization of Xenonics, Inc. with an issuance of common stock for cash. Although Xenonics Holdings, Inc. was the legal acquirer in the transaction, for accounting purposes, Xenonics, Inc. is treated as the acquirer and, as such, its historical financial statements will continue and are included in this prospectus. No goodwill was recorded as a result of the transaction.

     Immediately prior to its acquisition by Digital Home Theater, Xenonics, Inc. converted $2,028,000 in debt and $422,000 of accrued interest into 3,267,000 shares of Xenonics stock. These 3,267,000 shares are included in the 8,750,000 shares that Digital Home Theater Systems, Inc. issued in the acquisition of Xenonics, Inc. as noted above.

     We are not a party to any off-balance sheet arrangements and do not engage in trading activities involving non-exchange traded contracts. In addition, we have no financial guarantees, debt or lease agreements or other arrangements that could trigger a requirement for an early payment or that could change the value of our assets.

     Based on the amount of working capital that we had on hand on March 31, 2004, the sale of $850,000 of securities that we completed in April 2004, and the amount of unfilled orders we have pending, we believe that we have sufficient financial resources to fund our operations for at least the next 12 months. There are, however, many conditions that could impact our proposed business plan and could adversely impact our ability to market, sell or produce our products. We cannot give any assurance that we will be able to continue profitable operations and obtain the cash required for us to continue to successfully develop, market or sell our products.

BUSINESS

Overview

     We believe that we are a leader in the design, manufacture and marketing of high-end, high-intensity portable illumination products. Our core product line consists of lightweight, long-range, ultra-high intensity illumination products used in a wide variety of applications by the military, law enforcement, security, search and rescue and, to a lesser extent, in commercial markets.

     We market our illumination products under the NightHunter brand name. The NightHunter series of products are produced in a variety of configurations to suit specific customer needs. These include compact hand-held systems for foot-borne personnel and stabilized systems for airborne, vehicle and shipboard use. These NightHunter illumination systems are used for reconnaissance, surveillance, search and rescue, physical security, target identification and navigation. The system allows the user to illuminate an area, an object or a target with visible or non-visible light, and to improve visibility through many types of obscurants such as smoke, haze and most types of fog.

     The NightHunter systems utilize a company-designed, patent protected technology platform that delivers tightly focused, ultra-high intensity beams of visible or infrared light, as well as ultraviolet light that can see objects over a mile away. Both our handheld and fixed-mounted systems are designed to withstand the rigors of rugged use in foul weather and hostile environments. The state-of-the-art illumination technology, innovative product design and proven capabilities in the harshest of conditions allow us to offer the marketplace a truly differentiated product line.

History

     Our operating subsidiary, Xenonics, Inc., was founded in 1996 and spent its first five years completing the development of the NightHunter product, conducting extensive field trials, filing patent claims on advances to its core technologies, and implementing the processes, policies and procedures necessary for commercial operations. Although we made occasional sales of our NightHunter products in 1998 as part of its field-testing process, we made the transition from development stage to commercial production in the fourth quarter of 2000. Because we were primarily engaged in the development of our products, we have thus far experienced losses in each year since inception.

Our Products

     The NightHunter series of products currently consists of three related versatile compact illumination systems. Our products are lightweight, ruggedized for operation in harsh environments, and allow users to illuminate objects with visible light at distances of over one mile. Through the use of our infrared filter accessory, the NightHunter products emit a non-detectable infrared light. Coupled with night vision devices or low light camera technology, we can illuminate objects without the targets knowledge of the illumination. We have also developed an ultraviolet filter which enables our product to fluoresce materials from great distances, having a wide range of applications like forensics and special lighting effects. Each product utilizes a mechanical focusing design that enables the user to vary the flood spread of the beam. For example, the systems can be focused at a 1° spread that results in only a 60-90 foot footprint at one mile, or at a 10° spread that results in a 900 foot footprint at one mile. Unlike other high intensity lighting systems (and traditional flashlights), the NightHunter products do not have a “black hole” at the center of the light beam (there is no blind spot in the beam) allowing the user to keep the illumination centered on the target area. The NightHunter and NightHunterII both have internal chargers and operate using an internal rechargeable battery. In addition, the NightHunter and NightHunterext can be operated from external power sources. Depending on the functionality and accessories of the product, the prices for our products range from $2,000 to $2,700 per unit.

     Our currently available products and their respective features are listed below.

     NightHunter The NightHunter system is a lightweight (9.7 lbs.) illumination system that can be readily adapted to a variety of uses and platforms, from handheld to fixed mounted use on vehicles, boats, and helicopters. The NightHunter can be powered from its internal rechargeable battery or from any 12-32 VDC power source.

     NightHunterII The NightHunterII is a self-contained, durable, waterproof and lightweight (4.4 lbs) unit. The unit has an extended battery life (1.5 hrs on a single charge), can recharge in 1.5 hours, is durable and waterproof. To date, we have received most of our orders for this system. The NightHunterII is manufactured for us by PerkinElmer

     NightHunterext The NightHunterext is a durable and lightweight (5.5 lbs) illumination system that is designed for fixed mounted applications, for use on stationary platforms or vehicles, boats, or helicopters. The NightHunterext has the same range as the NightHunter, but with an increased field-of-view. The NightHunterext can be equipped with an optional pistol grip and utilized as a powerful spotlight.

The Markets

     The actual and potential markets for our products consist of the following.

Military Forces, both the United States and Foreign Allies

     Military forces in the United States currently represent the primary target market for our NightHunter products. In the military market, through March 31, 2004 we have sold over more than $8.7 million of NightHunter brand illumination systems for testing or deployment. These units include the

U.S. Army 75th Ranger Regiment, U.S. Army 82nd and 101st Airborne Divisions, the 10th Mountain division, the U.S. Air Force Kuwait Physical Security unit, the U.S. Navy SEALs, and individual U.S. Marine Corps units. Recently, we have received several significant orders for our products from units currently deployed in Iraq and Afghanistan and from units preparing for deployment.

     In the Defense Appropriations Bill for 2003 and 2004 combined, the U.S. Congress included $6.4 million to be used for purchases of the NightHunter and NighterHunterII designated for the XVIII Airborne Corps. Also, individual Army, Marine Corps, Air Force, Navy units have ordered NightHunters directly from the Company. We have sold small quantities to foreign military units from Canada, the United Kingdom and Australia.

     According to the International Institute for Strategic Studies and the U.S. Department of Defense, there are nearly 5 million active troops, almost 10 million reserve troops, 660 warships, and 858 amphibious, major mine, and support ships, 30,839 heavy tanks, and 64,679 armored infantry vehicles in the armed forces of the United States and its allies. Given the multitude of applications for NightHunter products, this represents a large potential market.

U.S. Department of Homeland Security

     The agencies of the U.S. Department of Homeland Security represent another key market for NightHunter brand products. These agencies include U.S. Customs and Border Protection, Federal Emergency Management Agency, the Transportation Security Administration, the U.S. Secret Service and the U.S. Coast Guard. We have seen our products tested and deployed in key strategic locations for port, waterway, coastline, airport and border security, and as of March 31, 2004 we have sold more than $1.4 million in NightHunter products to these organizations. In February 2004, President Bush proposed a $40.2 billion budget in 2005 for the Department of Homeland Security. We believe that the recent increased concern about homeland security and the increased amounts budgeted for new security products makes homeland security a significant market for our products.

U.S. Law Enforcement, Corrections and Fire, Search & Rescue

     We are still in the early stages of pursuing additional opportunities for sales of the NightHunter illumination system to U.S. law enforcement, corrections and fire, search & rescue organizations. Thus far sales to this market group have been limited. However, the Bush administration has recently estimated that there are over 780,000 law enforcement personnel in the United States. In addition, according to a report purchased by us, there are over 11,000 federal, state, local and private U.S. prisons and over 51,000 U.S. fire, search & rescue departments.

U.S. Private Security Firms, Maritime and Hunting & Outdoors

     To date, our marketing focus has been on the governmental military and security agencies and not on the private security, maritime or the hunting and outdoors markets in the United States. However, given the wide range of applications in which the NightHunter products can and are being used currently, we believe these segments may represent large potential market opportunities. A report of the Security Industry Association for 1999-2000 estimated that there were over 1.7 million privately employed security guards or personnel in the United States. According to a report obtained obtained by the company, over $50 billion is spent annually in the U.S. for equipment that is sold for use with the over 100,000 U.S. maritime vessels and to the 110,000 hunting and outdoor annual participants in the United States.

Sales & Marketing

     To date, our sales have been generated primarily from our reputation amongst our customers rather than any wide scale marketing efforts. We have derived many of our U.S. military orders by working closely with our largest customers to develop and enhance our products to suit their respective needs. For example, the successful deployment of our products to some branches of the US Army has led to purchase orders from other Army units that are currently deployed in Afghanistan, Kosovo, Bosnia and Iraq. We believe that testimonials from military units utilizing our NightHunter products in active military situations may assist us in penetrating other units of the military that could benefit from the use of our products. We currently have two people engaged on a full-time basis in sales and marketing. In addition, our senior executives actively assist in our marketing efforts by initiating and maintaining customer relationships and interfacing with numerous external consultants who assist the company with its’ marketing activities.

     In the future, we may consider partnering with others to generate additional sales though licensing revenues and may utilize such a model to expand our sales capabilities internationally. In doing so, we may offer exclusive marketing and/or manufacturing licenses to partners in key markets, such as China, Japan, the Middle East, South America and Europe. We are currently attempting to recruit representatives to market our products in Europe.

Manufacturing

     We conduct manufacturing and final assembly operations on the NightHunter and NightHunterext at our headquarters in Carlsbad, California, and own all of the equipment required to manufacture and assemble these finished products. In addition, we also own all molds, schematics, and prototypes utilized by our vendors in the production of the components and sub-assemblies used in our products. With our current work force and facilities, we are able to produce approximately 150 NightHunters per month. We can expand our production capabilities by adding additional personnel with negligible new investment in tooling and equipment.

     We currently purchase both commodity off-the-shelf components and custom designed fabricated parts and sub-assemblies for use in our products from a number of qualified local, national and international suppliers. We believe there are readily available alternative suppliers that can consistently meet our needs for these components. Although we currently obtain these components from single source suppliers, we believe we could obtain alternative suppliers without incurring significant production delays. We acquire all of our components on a purchase order basis and do not have long-term contracts with suppliers. We believe that our relations with our suppliers are good.

     In January 2003, we entered into a three-year agreement with PerkinElmer Electronics, Inc. for the manufacturing of our NightHunterII product. PerkinElmer , Inc. is a publicly traded company (NYSE: PKI) and a leader in the life sciences, fluid sciences and optoelectronics industries. Under the terms of this agreement, PerkinElmer will manufacture all NightHunterII products exclusively for Xenonics, on a fixed price basis. In return, we have agreed not to purchase any NightHunterII products from any other manufacturer or to manufacturer any NightHunterII products ourselves. In addition, PerkinElmer agreed not to produce, market, or sell NightHunterII products to any entity except Xenonics. PerkinElmer further agreed that all intellectual property relating to the NightHunterII products is solely owned by Xenonics.

     PerkinElmer is responsible for the purchasing, shipping and receiving, production, inventory management and quality assurance of the NightHunterII. PerkinElmer outlays required working capital for inventory and manages the labor pool required to meet our delivery requirements. As a result, PerkinElmer can and has demonstrated the ability to ramp production up to meet growing demands, without investment by Xenonics. Despite the sole source relationship, Xenonics retains all documentation and know-how to build and owns all tooling required to produce parts and NightHunterII products, and could transition to a second source if required, without significant disruption.

     Under our arrangement with PerkinElmer, we receive the orders from our customers and then place orders for those products with PerkinElmer. PerkinElmer only manufactures units that we order and purchase and, generally, ships those units directly to our customers. Accordingly, because of our limited financial resources, to date we have only placed manufacturing orders with PerkinElmer if and when we received orders from our clients. As a result of this “build to order” mode of operations, we have been able to keep our costs down and have not had to maintain significant inventories. However, because we do not have an inventory of finished products available, the time between the receipt of an order and the fulfillment of that order has, depending on the size of the order, been between four and eight weeks. This has resulted in a delay in the recognition of revenues. Furthermore, some orders that we receive from the U.S. military are “rated” orders, which means that those orders must be given precedence over other existing orders (for example, orders for the shipment of NightHunter units to U.S. forces stationed in Iraq are often rated orders since those NightHunter products will be placed into service in active military situations immediately). In light of the increases in orders that we have recently received, we plan to establish and maintain an inventory of completed NightHunter products in the future.

Competition

     Some companies offering high intensity lighting products include, Reva International, and Peak Beam Systems, Inc.. We believe that neither of these companies currently offer a product with the range of applications of the NightHunter series. To our knowledge, only one company, Peak Beam Systems, supplies a short-arc xenon based product. Peak Beam’s product also has the capability of utilizing infrared and ultraviolet filters, has a long range light beam and is portable. Unlike our products, however, Peak Beam’s products project an obstructed field-of-view (due to the characteristic “black hole”).

     Existing suppliers of hand-held high intensity lighting products and some companies that use first generation xenon technology, such as Spectrolab (helicopter searchlights), Phoebus (entertainment spotlights), and Strong (entertainment spotlights) could enter our market within the next three years. Our strategy is to become the recognized market and technology leader before competitors can deliver a comparable product to the market. We have also begun to introduce a second-generation product, which, we believe, if developed, will increase our lead over future competitive initiatives into the market.

Regulation

     We applied to the United States Department of Commerce, Bureau of Export Administration for an export license. In response to our inquiry, the department assigned an EAR classification of 99. We can now export our product without a license to all countries that are not on the restricted list IAW part 746 of the EAR.

Intellectual Property

     We have eight design and utility patents issued, allowed or pending, including patents for our technology platform, which applies high efficiency dimmable electronic ballast circuitry and precision optics to xenon light. We also are the licensee of an issued patent, which will be transferred to us upon our payment of royalties in the aggregate amount of $400,000. We continue to make advancements, and have recently filed for an additional patent covering certain technologies that complement our NightHunter product technologies. We believe that the patents granted and pending provide protection to certain of our core technologies, and allow us to develop future products that can be scaled up or down (or to develop alternative packages for the existing products). We are not aware of any infringement of our patents or that we are infringing any patents owned by third parties.

     Our “NightHunter” and “Xenonics” trademarks have been registered with the United States Patent and Trademark Office.

Research and Development

     We maintain an engineering, research and development program for the development and introduction of new products and accessories and for the development of enhancements and improvements to our existing products. In addition, we collaborate closely with certain of our largest customers in the design and improvement of our products to custom suit their respective needs. As such, we consider our research and development program to be an important element of our business, operations and future success.

     Our research and development efforts currently are focused on (i) improving our current product line, (ii) designing and developing product line extensions that employ our proprietary illumination and electronics platforms, and (iii) designing and developing new products complementary to our existing products. We maintain an active research and development program at our facilities in Carlsbad, California, and as needed we retain outside consultants who can provide any necessary additional engineering or technological expertise. In addition, our relationship with PerkinElmer provides us with the resources and know-how of a multi-billion dollar manufacturing company. Under terms of our exclusive agreement, any intellectual property relating to new products or improvements to our existing products that result from our relationship will belong to us. We also regularly work with our outside vendors and manufacturers to improve product performance and manufacturability, and to reduce manufacturing costs.

     During the fiscal years ended September 30, 2003 and December 31, 2002, we spent $237,000 and $197,000, respectively, on engineering, research and development.

Employees

     As of May 1, 2004, we employed 13 persons. There are four members in our executive management team, six persons employed in operations and three persons involved in sales and administrative support. We are not a party to any collective bargaining agreements.

Corporate Information

     Our principal operations and executive offices are located at 2236 Rutherford Road, Suite 123, Carlsbad, California 92008 and our telephone number is (760) 438-4004. We also maintain a web site at www.xenonics.com. The information on our web site is not, and you must not consider such information to be, a part of this prospectus.

Property

     Our headquarters are currently located in a leased facility in Carlsbad, California. Our offices consist of approximately 10,000 square feet that we have under lease until October 2004. We currently pay $11,700 per month under this lease. We currently do not anticipate that we will need to increase our facilities.

Legal Proceeding

     On December 31, 2003, David Blanchard, an individual doing business as Prowave Manufacturing, filed suit against our subsidiary, Xenonics, Inc., in the Superior Court for the County of San Diego for breach of contract and related causes of action. Mr. Blanchard claims that Xenonics, Inc. entered into a “partly written and partly oral” contract with him whereby he agreed to manufacture circuit boards according to our specifications. He manufactured circuit boards, some of which were purchased by Xenonics, Inc. and he alleges that he acquired machinery and parts to produce additional circuit boards. We stopped purchasing circuit boards from Mr. Blanchard, who claims that we have not paid him $18,996 for circuit boards that were shipped and accepted by us. He also alleges that pursuant to the requests of Xenonics, Inc., he paid $97,000 for equipment to produce circuit boards, $51,000 for parts to produce circuit boards, and that he manufactured circuit boards valued at $34,500. We dispute that we owe Mr. Blanchard anything for the equipment and parts that he purchased for his business, and for the circuit boards, delivery of which we did not accept. We do not dispute his claim for $18,996 for the products that we accepted from him, and we have recorded the liability for that amount in our financial statements.

     We are occasionally subject to legal proceedings and claims that arise in the ordinary course of our business. It is impossible for us to predict with any certainty the outcome of pending disputes, and we cannot predict whether any liability arising from pending claims and litigation will be material in relation to our consolidated financial position or results of operations.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

Directors and Executive Officers of Xenonics Holdings, Inc.

     The following table sets forth the name, age and position held by each of our executive officers and directors as of May 1, 2004. Directors are elected for a period of one year and thereafter serve until the next annual meeting at which their successors are duly elected by the shareholders.

Name	Age	Position
Alan P. Magerman(1)	69	Chairman, Chief Executive Officer and Director
Jeffrey P. Kennedy	50	President, Chief Operating Officer and Director
Donna G. Lee	46	Chief Financial Officer, Secretary / Treasurer
Robert Buie(2)(3)	61	Director
Dr. Eli Shapiro(2)(3)	81	Director
Michael L. Magerman(1)	42	Director

(1)	Alan P. Magerman is the father of Michael L. Magerman.

(2)	Member of our Audit Committee.

(3)	Member of Compensation Committee.

Business Experience and Directorships

     Alan P. Magerman. Mr. Magerman founded Xenonics, Inc. in November 1996, and has been its Chairman of the Board and Chief Executive Officer since that time. Mr. Magerman has been Chairman of the Board and Chief Executive Officer of Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Prior to founding Xenonics, Mr. Magerman was a founder and former chairman of Odyssey Sports, Inc., a privately held company engaged in development and distribution of golf clubs from 1990 through 1995. Mr. Magerman was a director of NTN Communications, Inc., (AMEX), a publicly held broadcasting and cable television company. Mr. Magerman has also acted as an independent corporate financial consultant.

     Jeffrey P. Kennedy. Mr. Kennedy has been a director and the President and Chief Operating Officer since June 1997. Mr. Kennedy has held the same positions with Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Prior to joining Xenonics, Inc. Mr. Kennedy was a General Manager of the Mobile Chemical Plastics Division at Mobil Corporation. He was educated at the University of Maine receiving a BS degree in chemistry and an MS degree in chemical engineering.

     Donna G. Lee. Ms. Lee joined Xenonics, Inc. in November, 2003 and has been our Chief Financial Officer, Secretary and Treasurer since December, 2003. Previously, she held the position of Director of Finance for International Lottery & Totalizator Systems, Inc., a publicly traded company, from July 2000 through November 2003. Ms. Lee’s previous experience also included positions with Vulcan Materials Company and The Dial Corp from 1993 to July 2000. Ms. Lee graduated from Arizona State University with a BS in Accounting and an MBA. She received her CPA certificate in the state of Arizona.

     Robert Buie. Mr. Buie became a director of Xenonics, Inc. in December 1998, and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. Mr. Buie founded the Buie Group of Companies, a Southern California residential developer, in 1983 and currently still serves as its president. From 1971 to 1983, he was a senior officer of Avco Communities, a major publicly traded homebuilder. Mr. Buie holds an MBA from Harvard University and a Civil Engineering degree from Virginia Polytechnic Institute.

     Michael L. Magerman. Mr. Magerman became a director of Xenonics, Inc. in June 1997 and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. He is also a Director of Centre Partners Management, LLC, a private equity investment firm. Mr. Magerman serves on many of the boards of the companies that Centre Partners represents. Mr. Magerman also serves as Chairman and Chief Executive Officer (CEO) of Autoland, Inc., a Los Angeles-based provider of auto buying services, Bravo Sports, a manufacturer and marketer of Gen-Y sporting goods accessories, and is on the board of American Seafoods, which operates the largest fleet of catcher-processor vessels in the U.S. From 1995 to 1997 he served as President and CEO of Tommy Armour Golf, a division of U.S. Industries. He also served as President and CEO of Odyssey Sports, a business he co-founded in 1990. Mr. Magerman serves on the board of Bryant Park Capital. Mr. Magerman graduated from UCLA in 1984 with a B.A. in Political Science and received an MBA from University of San Diego in 1992.

     Dr. Eli Shapiro. Dr. Shapiro became a director of Xenonics in June 1997 and has been a director of Xenonics Holdings, Inc. since the acquisition of Xenonics, Inc. in July 2003. He founded NuVision, Inc. in 1951, which was a retail optical company in the United States. This company was sold in June 1997. He served as NuVision’s Chief Executive Officer and Chairman until that company was sold in 1995. Dr. Shapiro received his Doctor of Optometry from the Southern College of Optometry.

Key Employee

     Stephen L. Maddox. Mr. Maddox has been the Vice President of Business Development of Xenonics, Inc. since October 2000 and has held that position with Xenonics Holdings since the acquisition of Xenonics, Inc. in July 2003. Before joining us, he has held a variety of key positions with large defense contractors, including with GTE Government Systems from 1986 through 1997 and TRW from 1997 and 2000. He has a Bachelor of Science degree from the US Military Academy, West Point, New York, and a Master of Science degree from the Naval Postgraduate School, Monterey, California. After teaching mathematics at West Point, he left the military for the private sector in 1986.

EXECUTIVE COMPENSATION

     The following table sets forth the compensation (salary or consulting fees) for services rendered to us (including our Xenonics, Inc. subsidiary) by our Chief Executive Officer and the other executive officers whose total annual salary and bonus exceeded $100,000 (collectively, the “Named Executive Officers”) for the twelve month period ended September 30, 2003, and for the fiscal years ended December 31, 2002 and December 31, 2001. Prior to the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. (then known as Digital Home Theater Systems, Inc.) did not pay any compensation to its sole officer and director. Accordingly, no information is set forth for the former Chief Executive Officer of Xenonics Holdings, Inc. (then known as Digital Home Theater Systems, Inc.).

Summary Compensation Table

						Long-Term
	Annual Compensation					Compensation Awards
								Securities
Name and Principal					Other Annual	Stock		Underlying
Position	Year		Salary	Bonus	Compensation	Awards		Options
Alan P. Magerman	2003	(1)	$159,000	—		104,742	(4)	150,000	(5)
Chief Executive	2002		$96,000	—	—	—		—
Officer, Chairman of the Board	2001		$96,000	—	—	—		250,000	(3)
Jeffery P. Kennedy	2003	(1)	$159,000	—		104,742	(4)	150,000	(5)
Chief Operating	2002		$96,000	—	—	—		—
Officer, President	2001		$96,000	—	—	—		290,000	(3)
Greg Jigamian(2)	2003	(1)	$110,000	—		50,000	(4)	50,000	(5) (6)
Vice President,	2002		$96,000	—	—	—		—
Engineering	2001		$96,000	—	—	—		100,000	(3)(6)

(1)	Xenonics, Inc. changed its fiscal year end from December 31 to September 30 in July 2003. Accordingly, the information provided for 2003 represents compensation paid during the twelve months ended September 30, 2003, and therefore overlaps with the information provided for 2002.

(2)	Since September 2003, Mr. Jigamian is no longer an officer, director or employee of this company. Previously, he provided engineering consulting services to Xenonics, Inc. and served as a director, and as Secretary and Treasurer.

(3)	These options include options originally granted in 1999 or 2000 to purchase shares of common stock at an exercise price of $1.00, which were cancelled and reissued at with and exercise price of $0.25 in 2003.

(4)	These shares were valued at $0.75 per share and were issued in lieu of a cash bonus.

(5)	These options have an exercise price of $0.875 per share.

(6)	These options have expired unexercised following Mr. Jigamian’s departure from the Company.

Stock Option Grants

     The following table contains information concerning grants of stock options during the twelve month period ended September 30, 2003 by Xenonics, Inc. with respect to the Named Executive Officers. Upon the acquisition of Xenonics, Inc. by Xenonics Holdings, Inc., all of these options were assumed by Xenonics Holdings, Inc. and now represent options to purchase shares of our common stock.

Option Grants in Twelve Months Ended September 30, 2003

	Individual Grants
	Number of	% of Total
	Shares	Options		Market
	Underlying	Granted to		Price on
	Options	Employees	Exercise	Date of	Expiration
Name	Granted	In the Period	Price	Grant(1)	Date
Alan P. Magerman	150,000	42.9%	$0.875	$0.875	07/29/2008
Jeffrey P. Kennedy	150,000	42.9%	$0.875	$0.875	07/29/2008
Greg Jigamian	50,000 (2)	14.2%	$0.875	$0.875	07/29/2008

(1)	All of the options listed in this table were granted on July 29, 2003. The Pink Sheets quoted a “last sale price” of $2.05 on July 29, 2003. However, no shares of our common stock traded on the date of grant. Since we had consummated a private placement of our common stock at a price of $0.875 per share on July 23, 2003, we believe that $0.875 per share more accurately reflects the fair market value of the shares on that date.

(2)	Mr. Jigamian is no longer associated with this company, and all of these options have expired unexercised.

Aggregate Options

     The following table contains information concerning each exercise of stock options during the twelve month period ended September 30, 2003 by each of the Named Executive Officers and the fiscal period-end value of unexercised options. We have not granted, and do not have outstanding, any Stock Appreciation Rights (“SAR”).

Aggregated Option/SAR Exercises in Twelve Months Ended September 30, 2003
and FY-End Option/SAR Values

			Number of Securities	Value of Unexercised
			Underlying Unexercised	In- the-Money
	Shares		Option/SARs at FY-End	Option/SARs at FY-End
	Acquired		(#) Exercisable/	(#) Exercisable/
Name	in Exercise	Value Realized	Unexercisable	Unexercisable(1)
Alan P. Magerman	—	—	300,000/100,000	$418,750/$87,500
Jeffery P. Kennedy	—	—	340,000/100,000	$478,750/$87,500
Greg Jigamian	—	—	116,667/33,333	$164,583/$29,167

(1)	Assumes a value of $1.75 per share, based on the “last sale” price posted by the Pink Sheets LLC for our stock on September 30, 2003. However, since no shares were traded on September 30, 2003, the $1.75 per share price may not represent fair market value of the stock on that day.

Compensation of Board of Directors

     Currently, the directors do not receive any compensation for their services. However, we anticipate that in the future, independent directors will receive stock options for their services. We currently reimburse all directors for any expenses incurred by them in attending meetings of the Board of Directors.

Employment Agreements

     Alan P. Magerman and Jeffrey P. Kennedy are the only employees with employment agreements. Under his employment agreement, Mr. Magerman is to serve as the Chief Executive Officer of Xenonics, Inc., and Mr. Kennedy is to serve as President and Chief Operating Officer of Xenonics, Inc. Both employment agreements were entered into by Xenonics, Inc. as of January 1, 2003 and, except as set forth below, are substantially identical. Neither employment agreement has a fixed term or expiration date. Instead, Mr. Magerman’s agreement will continue until 24 months after either he or Xenonics, Inc. gives the other notice of termination. Likewise, Mr. Kennedy’s agreement will continue until 12 months after either he or Xenonics gives the other notice of termination. Both agreements provide for base compensation of $180,000 per year, to be adjusted annually according to the Consumer Price Index. In addition, if either Mr. Magerman or Mr. Kennedy is terminated for any reason other than for cause, the agreements require that they must be paid the remaining balances due to them under the agreements as liquidated damages. Although the foregoing employment agreements were entered into with Xenonics, Inc. and not this company, Mr. Magerman and Mr. Kennedy are currently also providing the services required by those employment agreements to this company without additional compensation.

Keyman Life Insurance

     We do not currently maintain life insurance covering the death of any officer, director or key employee.

Family Relationships

     Michael L. Magerman is the son of Alan P. Magerman, our Chief Executive Officer and Chairman of our Board of Directors.

Stock Option Plan

     In 2003, we adopted a stock option plan, pursuant to which the Board of Directors has the authority to grant options to purchase up to a total of 1,500,000 shares of our common stock to our directors, officers, consultants and employees. Awards under the plan may be either non-qualified options or options intended to qualify as “Incentive Stock Options” under Section 422 of the Internal Revenue Code of 1986, as amended.

     The exercise price of options granted under the plan may not be less than 100% of the fair market value of the common stock on the day of grant. If options are granted to a person who controls more than 10% of our stock, then the exercise price may not be less than 110% of the fair market value on the day of the grant. The purchase price and method of exercise of each nonqualified option granted to officers and other key employees shall be determined by the board of directors. The purchase price is payable in full by cash. However, the board of directors may accept payment for the purchase price of the shares of common stock acquired upon exercise of an option, by optionee’s interest-bearing promissory note, or by any other so-called cashless exercises as permitted by law, or any combination of cash, check, shares and cashless exercises.

     Options granted under the stock option plan become exercisable and shall expire on such dates as determined by the board of directors, provided, however, that no term may exceed ten years from the date of grant, or five years from the date of grant in the case of any optionee holding more than 10 percent of the combined voting power of all classes of our capital stock as of the date of grant. After options become exercisable they may be exercised at any time or from time to time as to any part thereof.

     Options are not transferable except by will or by the laws of descent and distribution; during the life of the person to whom the option is granted, that person alone may exercise them. All rights to exercise options terminate 90 days after the date a grantee ceases to be an employee of this company or any subsidiary for any reason other than death or disability.

SECURITY OWNERSHIP OF CERTAIN

BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth certain information regarding the beneficial ownership of our common stock as of May 1, 2004, by (i) each person who is known by us to own beneficially more than 5% of our outstanding voting securities; (ii) each of our current directors; (iii) the Named Executive Officers set forth under the caption “Executive Compensation” above; and (iv) all current executive officers and directors of a group:

	Amount of Common
	Stock & Nature of
	Beneficial		Percent of Ownership
Name & Address of Beneficial Owner(1)	Ownership(2)		of Common Stock
Selig Zises 767 Third Avenue New York, NY 10017	3,049,950	(3)	20.60%
Theodore Aroney 7220 Arenal Lane Carlsbad, California 92009	1,244,122	(4)	8.57%
Alan Cohen 934 Closter Dock Road Alpine NJ, 07620	938,250		6.63%
Robert F. Buie 11260 El Camino San Diego, CA 92130	301,648	(5)	2.12%
Michael L. Magerman	124,917	(6)	0.88%
Jeffrey P. Kennedy	668,971	(7)	4.63%
Alan P. Magerman	953,258	(8)	6.50%
Eli Shapiro	1,024,612	(9)	7.16%
All executive officers and Directors as a group (6 persons)	2,773,406	(10)	18.30%

(1)	Except as otherwise indicated, the address of each stockholder is c/o Xenonics Holding, Inc., 2236 Rutherford, Suite 123, Carlsbad, California, 92008.

(2)	The number of shares of common stock issued and outstanding on May 1, 2004 was 14,161,878 shares. The calculation of percentage ownership for each listed beneficial owner is based upon the number of shares of common stock issued and outstanding on May 1, 2004, plus shares of common stock subject to options held by such person on that date and exercisable within 60 days thereafter.

(3)	Selig Zises’ total shares include (i) 1,482,833 shares held by Selig Zises IRA Delaware Charter Trust, (ii)858,117 shares held by Xenonics Grat (a grant trust established for Mr. Zises’ daughter) and 4,400 shares held by each of Ellyn Bank and Joan Nielsen, and 8,800 shares held by each of Jay, Justin, Meryl,

Nancy, and Samantha Zises, and 13,200 shares held by Lara Zises. In addition, Mr. Zises controls warrants for the purchase of an additional 643,000 shares.

(4)	Includes (i) 60,000 shares owned by Theodore Aroney TTEE FBO , (ii) 643,122 shares owned by the Theodore Aroney Revocable Trust DTD 11/8/94, and warrants to purchase 356,000 additional shares, and (iii) 533,726 shares.

(5)	Robert Buie, a director of the Company, has the right to acquire beneficial ownership of 16,667 shares through stock options, and 25,000 through warrants, exercisable within 60 days of March 31, 2004.

(6)	Michael Magerman, a director of the Company, has the right to acquire beneficial ownership of 16,667 shares through stock options exercisable within 60 days of March 31, 2004.

(7)	Jeffrey Kennedy, a director of the Company, has the right to acquire beneficial ownership of 195,000 shares through stock options, and 100,000 shares through warrants, exercisable within 60 days of March 31, 2004.

(8)	Alan Magerman, a director of the Company, has the right to acquire beneficial ownership of 300,000 shares through stock options, and 202,500 shares through warrants, exercisable within 60 days of March 31, 2004. His total shares include 160,000 shares owned by his wife, Phyllis Magerman.

(9)	Eli Shapiro, a director of the Company, has the right to acquire beneficial ownership of 16,667 shares through stock options, and 122,500 shares through warrants, exercisable within 60 days of March 31, 2004. His total shares include 585,445 shares held by the Eli Shapiro Rev Trust UA Dated 05/27/93, 100,000 shares held by the Brad & Kathy Shapiro Rev Trust UA Dated 07/26/95, 100,000 shares held by Leslie Raven Trust UA Dated 9/25/03, and 100,000 shares held by the Jan Albert Trust UA Dated 9/25/03.

(10)	All current executive officers and directors include: Robert F. Buie, Michael Magerman, Jeffrey Kennedy, Alan P. Magerman, Eli Shapiro, and Donna G. Lee They have the right to acquire 995,001 shares through stock options and warrants exercisable within 60 days of May 1, 2004.

SELLING STOCKHOLDERS

     The shares to be offered by the selling stockholders are “restricted” securities under applicable federal and state securities laws and are being registered under the Securities Act of 1933, as amended (the “Securities Act”) to give the selling stockholders the opportunity to publicly sell these shares. The registration of these shares does not require that any of the shares be offered or sold by the selling stockholders. The selling stockholders may from time to time offer and sell all or a portion of their shares in the over-the-counter market, in negotiated transactions, or otherwise, at prices then prevailing or related to the then current market price or at negotiated prices.

     The registered shares may be sold directly or through brokers or dealers, or in a distribution by one or more underwriters on a firm commitment or best efforts basis. To the extent required, the names of any agent or broker-dealer and applicable commissions or discounts and any other required information with respect to any particular offer will be set forth in a prospectus supplement. See “Plan of Distribution.” The selling stockholders and any agents or broker-dealers that participate with the selling stockholders in the distribution of registered shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any commissions received by them and any profit on the resale of the registered shares may be deemed to be underwriting commissions or discounts under the Securities Act.

     No estimate can be given as to the amount or percentage of our common stock that will be held by the selling stockholders after any sales made pursuant to this prospectus because the selling stockholders are not required to sell any of the shares being registered under this prospectus. The following table assumes that the selling stockholders will sell all of the shares listed in this prospectus.

     The following table sets forth the beneficial ownership of the selling stockholders:

	Beneficial Ownership				Beneficial Ownership
	Before Offering(1)				After Offering(1)
	Number of			Number of Shares	Number of
Selling stockholder	Shares		Percent	Being Offered	Shares	Percent
Don Michael Petullo	15,000		*	10,000	5,000	*
Norman E. Karel	406,375		2.87	120,000	286,375	2.02
Allen Fox	278,035		1.96	30,000	248,035	1.75
Zuhair Hirmez	165,000		1.17	30,000	135,000	*
Merle Bohm	50,000		*	50,000	-0-	—
Paul Sloan	170,000		1.20	110,000	60,000	*
Theodore Aroney	1,244,122		8.79	185,000	1,059,122	7.30
Alan Cohen	938,250		6.63	755,250	183,000	1.29
Luba Kuntz	25,000		*	25,000	-0-	—
Michael Posner	15,000		*	15,000	-0-	—
B Michael Pisani	33,750		*	3,750	30,000	*
William J. Ritger	3,000		*	3,000	-0-	—
Loraine Graves	6,000		*	6,000	-0-	—
A.R. Moossa, MD	2,000		*	2,000	-0-	—
Brian C. Quinn	10,000		*	10,000	-0-	—
Charles W. Dollar	20,000		*	5,000	15,000	*
Mark J. Gillis	8,687		*	5,375	3,312	*
Nob Hill Capital	400,000		2.82	400,000	-0-	—
Nob Hill Capital II	50,000		*	50,000	-0-	—
Michael Balog	150,000		1.06	150,000	-0-	—
Bryant Park Capital, Inc.	20,000		*	20,000	-0-	—
White Rock Capital Partners, L.P.	500,000	(2)	3.53	200,000	300,000	2.11
Texrock, Ltd.	50,000	(3)	*	50,000	-0-	—

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of common stock subject to options, warrants and convertible securities currently exercisable or convertible, or exercisable or convertible within 60 days, are deemed outstanding, including for purposes of computing the percentage ownership of the person holding the option, warrant or convertible security, but not for purposes of computing the percentage of any other holder.

(2)	Includes currently exercisable warrants to purchase 40,000 shares of common stock.

(3)	Includes currently exercisable warrants to purchase 10,000 shares of common stock.

*	Less than 1%

     Of the selling stockholders, the following had a material relationship with this company, or have held any officer or position with this company during the past three years: (i) Bryant Park Capital, Inc. was engaged by us in March 2004 to provide financial advisory services and has received a total of $98,000 in cash and 20,000 shares of our common stock as fees under that agreement. See, “Certain Relationships and Related Transactions,” below. (ii) In February, 2003, Theodore Aroney extended a $250,000 loan to us, which loan was evidenced by a convertible promissory note. In March 2004, Mr. Aroney converted the convertible promissory note into 533,726 shares of Xenonics Holdings, Inc. common stock. The convertible note had an outstanding balance of principal and unpaid interest of $266,863 and was convertible at a price of $0.50 per share. (iv) Nob Hill Capital, Nob Hill Capital II,

Michael Balog, White Rock Capital Partners, L.P., and Texrock, Ltd. are unaffiliated investors who purchased their shares listed in the above table from us in March and April 2004 in private sales. To our knowledge no selling stockholder nor any of their affiliates has held any position or office with, been employed by or otherwise has had any material relationship with us or our affiliates during the three years prior to the date of this prospectus.

PLAN OF DISTRIBUTION

     We will pay the costs and fees of registering the shares of common stock, but the selling stockholders will pay any brokerage commissions, discounts or other expenses relating to the sale of these shares. The selling stockholders may sell the shares of common stock in the over-the-counter market or otherwise, at market prices prevailing at the time of sale, at prices related to the prevailing market prices or at negotiated prices. In addition, the selling stockholders may sell some or all of their shares through:

•	a block trade in which a broker-dealer may resell a portion of the block, as principal, in order to facilitate the transaction;

•	purchases by a broker-dealer, as principal, and resale by the broker-dealer for its account; or

•	ordinary brokerage transactions and transactions in which a broker solicits purchasers.

     When selling the shares of common stock, the selling stockholders may enter into hedging transactions. For example, the selling stockholders may:

•	enter into transactions involving short sales of the shares by broker-dealers;

•	sell shares short themselves and redeliver the shares to close out their short positions;

•	enter into option or other types of transactions that require the selling stockholder to deliver shares to a broker-dealer, who will then resell or transfer the common shares under this prospectus; or

•	loan or pledge the shares to a broker-dealer, who may sell the loaned shares or, in the event of default, sell the pledged shares.

     The selling stockholders may pay broker-dealers commissions, discounts or concessions for their services. The selling stockholders and any broker-dealers involved in the sale or resale of the shares of common stock may qualify as “underwriters” within the meaning of Section 2(a)(11) of the Securities Act, and may have civil liability under Section 11 and 12 of the Securities Act for any omissions or misstatements in this prospectus and the registration statement of which it is a part. In addition, the broker-dealers’ commissions, discounts or concession may qualify as underwriters’ compensation under the Securities Act.

     In addition to selling their shares under this prospectus, the selling stockholders may transfer their shares in other ways not involving market makers or established trading markets, including directly by gift, distribution or other transfer.

     To comply with the securities laws of some states, if applicable, the shares may be sold in those states only through brokers or dealers. In addition, in some states, the shares may not be sold in those states unless they have been registered or qualified for sale in those states or an exemption from registration or qualification is available and is complied with.

     If necessary, the specific common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agent, dealer or underwriter, and any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement of which this prospectus is a part.

     The rules and regulations in Regulation M under the Exchange Act provide that during the period that any person is engaged in the distribution (as that term is defined in Regulation M) of our common stock, that person generally may not purchase common stock. The selling stockholders are subject to applicable provisions of the Securities Act of 1933 and Securities Exchange Act of 1934 and the rules and regulations thereunder, including, without limitation, Regulation M, which provisions may limit the timing of purchases and sales of our common stock by the selling stockholders. The foregoing may affect the marketability of our common stock.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Transactions Between Xenonics, Inc. and its Affiliates and Xenonics Holdings, Inc. and its Affiliates

     Prior to the closing of the acquisition of Xenonics, Inc., Lynn Dixon owned 11,000,000 (or 95%) of the issued and outstanding common stock of Xenonics Holdings, Inc. and, therefore, was an affiliate of that company. In connection with our acquisition of Xenonics, Inc., Mr. Dixon cancelled 9,026,400 of those shares for no consideration. As a result, Mr. Dixon’s shareholdings immediately after the acquisition of Xenonics, Inc. were reduced to 1,973,600 of our shares of common stock.

     In October 2001, we borrowed $500,000 to use as working capital from Dr. Eli Shapiro, a director and stockholder of this company. Dr. Shapiro obtained these funds through a loan from a bank, which loan we guaranteed. We made our loan payments directly to the bank. The interest rate on the loan was 7.5% from October 2001 through October 2002, was renewed at 6.25% through October 2003, and was renewed again at a reduced principal rate of $400,000 and an interest rate of 5.5% through October 2004. The loan was repaid and closed in March 2004 and the lien on our assets was released. In July 2001, we also borrowed an additional $184,000 from Dr. Shapiro at an interest rate of 10% per annum. This $184,000 unsecured loan was fully repaid in March 2004.

     In February 2003, we borrowed $250,000 from a stockholder, Theodore Aroney, in the form of a convertible note, secured by substantially all of our assets, with an interest rate of 6% per annum, due on demand or in the event that we completed a private placement of our common stock. The promissory note was convertible at $0.50 per share. In March 2004, the full principal amount and all accrued interest on this loan was converted into 533,726 shares of our common stock.

     In 1997 Xenonics, Inc. entered into a license agreement with Lightrays, Ltd. whereby Xenonics, Inc. licensed the exclusive patent and intellectual property rights to a certain patent. The general partner of Lightrays is Robert Buie, a stockholder and director in Xenonics Holdings, Inc.. Under the license agreement, as amended to date, we are obligated to pay Lightrays an accrued royalty of $400,000 equal to 50% of our after tax earnings until paid in full, at which time the licensed patent will be assigned to us.

     In March 2004, we engaged Bryant Park Capital, Inc. (“BPC”) to provide certain financial advisory services , including assistance with our business plan, financial analysis and planning, and assistance in fund raising. Under the engagement letter, we issued to BPC 20,000 shares of our common stock, valued at $2.50 per share, as an initial engagement fee and agreed to pay BPC $10,000 per month during the term of the agreement. The 20,000 shares that we have issued to BPC are included in this prospectus. In addition, we will be obligated to pay BPC various success fees depending on future transactions. The initial term of the agreement if 180 days and may be terminated by either party at any time. In April 2004, we paid BPC as a fee for services rendered in connection with the sale of $850,000 of our securities to two institutional investors. The amount of the fee paid to BPC was $100,000. The principal of BPC is Joel Magerman, a son of Alan P. Magerman, (our Chairman of the Board and Chief Executive Officer) and brother of Michael Magerman (director of Xenonics Holdings, Inc.).

DESCRIPTION OF SECURITIES

     We are presently authorized to issue 20,000,000 shares of $.001 par value common stock and 5,000,000 shares of $0.001 par value preferred stock. As of May 1, 2004, we had 14,161,878 shares of common stock issued and outstanding and no preferred stock issued and outstanding.

Common Stock

     The holders of our common stock are entitled to equal dividends and distributions per share with respect to the common stock when, as and if declared by the Board of Directors from funds legally available therefore. No holder of any shares of common stock has a preemptive right to subscribe for any of our securities, nor are any common shares subject to redemption or convertible into other securities. Upon liquidation, dissolution or winding-up of our company, and after payment of creditors and preferred stockholders, if any, the assets will be divided pro rata on a share-for-share basis among the holders of the shares of common stock. All shares of common stock now outstanding are fully paid, validly issued and non-assessable. Each share of our common stock is entitled to one vote with respect to the election of any director or any other matter upon which stockholders are required or permitted to vote.

Preferred Stock

     Under our articles of incorporation, the Board of Directors has the power, without further action by the holders of the common stock, to designate the relative rights and preferences of the preferred stock, and to issue the preferred stock in one or more series as designated by the board of directors. The designation of rights and preferences could include preferences as to liquidation, redemption and conversion rights, voting rights, dividends or other preferences, any of which may be dilutive of the interest of the holders of the common stock or the preferred stock of any other series. The issuance of preferred stock may have the effect of delaying or preventing a change in control of the company without further stockholder action and may adversely affect the rights and powers, including voting rights, of the holders of the common stock.

Registration Rights

     On April 23, 2004, we entered into a securities purchase agreement with White Rock Capital Partners, L.P. and Texrock, Ltd. in connection with the sale to these two investors of $850,000 of our common stock and warrants. Pursuant to that agreement, we are obligated to include both (i) the 200,000 shares sold to the investors, and (ii) the 50,000 shares underlying their warrants, in the registration statement of which this prospectus is a part.

     We have entered into registration rights agreements with the investors who purchased 600,000 shares of our common stock in March 2004. In those agreements, we agreed to register the shares that they purchased at our expense. We are required to use our best efforts to file a registration statement covering these securities to register with the SEC and to cause that registration statement be declared effective by the SEC. This prospectus includes the shares that we are obligated to register under the registration rights agreements.

     In connection with our Xenonics, Inc. reorganization, we assumed outstanding warrants that had been previously issued by Xenonics, Inc. These warrants entitle the holders to purchase, in the aggregate, a total of 2,333,500 shares of our common stock. The form of warrant certificate that we issued to the former warrantholders of Xenonics, Inc. contain “piggyback” registration rights pursuant to which we have agreed to include the 2,333,500 shares of our common stock underlying those warrants in any registration statement that we file until July 2008. We are not, however, required to include the warrant shares (i) in any registration statement filed before July 23, 2004 to register the distribution of warrants and/or to register shares for selling stockholders, or (ii) in an underwritten public offering if the managing underwriter advises the company in writing that in its opinion the total amount of securities requested to be included in such registration exceeds the amount of securities which can be sold in such offering. If we are so advised by the managing underwriter, we are required to include in such registration: (i) first, all securities the company proposes to sell, and (ii) second, up to such amount of securities requested to be included in such registration by the holders of the warrants which, in the opinion of such managing underwriter, can be sold.

     The warrants that we issued to the three participating dealer’s in our July 2003 private placement (representing a right to purchase an aggregate of 118,965 shares of our common stock) grant the holders of those warrants both “piggyback registration” and “demand registration” rights. Under the piggyback registration provisions, we are required to register the 118,965 shares of our common stock in any registration statement that we file until July 2008. The demand registration provisions grant the majority of the holders of the warrants the right, exercisable until July 2008, to demand that we register the 118,965 shares underlying their warrants. We are required to use our best efforts to file a registration statement covering the securities that we have been requested to register with the SEC within thirty days of our receipt of the demand request. We agree to use our commercially best efforts to have the registration statement be declared effective by the SEC. The holders of the participating dealer’s warrants have agreed to waive their right to have their shares included in this prospectus.

     We also orally agreed to register all 1,973,600 shares of our common stock that were then owned by Lynn Dixon, the principal stockholder of Digital Home Theater Systems, Inc. prior to the acquisition of Xenonics, Inc. In the nine months since the acquisition of Xenonics, Inc., Mr. Dixon has sold or otherwise transferred 1,771,934 of his 1,973,600 shares in a series of private transactions, and he now only owns 201,666 shares. While Mr. Dixon no longer owns all 1,973,600 shares, we have agreed to include in this prospectus the shares that he has transferred to the other stockholders. Of these 1,973,600 shares, 1,365,375 shares are included in this prospectus. The persons who acquired or otherwise received Mr. Dixon’s shares and elected to be included in this prospectus are included in the table contained under the caption “Selling Stockholders” in this prospectus.

Shares Eligible For Future Sale

     As of May 1, 2004, we had 14,161,878 shares of common stock outstanding. That number does not include any shares that are reserved for issuance under outstanding options and that may be issued if and when the options are exercised.

     Freely Tradeable Shares After Offering. As of May 1, 2004, only 526,400 of our outstanding shares were free trading shares. However, upon the sale of the 2,235,375 shares covered by this prospectus, all of these 2,235,375 shares will also be freely tradable without restriction or limitation under the Securities Act. As a result, after the completion of this offering, there will be a total of 2,761,775 shares of our common stock that will be tradable without restriction under the Securities Act. Other than these 2,761,775 shares, all of the remaining 11,400,103 shares are “restricted securities” as that term is defined in Rule 144 promulgated under the Securities Act.

     Rule 144. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities shares for at least one year, including persons who may be deemed our “affiliates,” as that term is defined under the Securities Act, would be entitled to sell within any three month period a number of shares that does not exceed the greater of 1% of the then outstanding shares (approximately 141,618 shares) or the average weekly trading volume of shares during the four calendar weeks preceding such sale. Sales under Rule 144 are subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the company. A person who has not been our affiliate at any time during the three months preceding a sale, and who has beneficially owned his shares for at least two years, would be entitled under Rule 144(k) to sell such shares without regard to any volume limitations under Rule 144.

     Of the 11,400,103 “restricted shares” currently outstanding (excluding the shares that are included in this prospectus), 10,817,877 will become eligible for public resale under Rule 144 commencing on July 24, 2004. The sale, or availability for sale, of substantial amounts of common stock could, in the future, adversely affect the market price of the common stock and could impair our ability to raise additional capital through the sale of our equity securities or debt financing. The future availability of Rule 144 to our holders of restricted securities would be conditioned on, among other factors, the availability of certain public information concerning the company.

     Form S-8 Registration of Options. We intend to file a registration statement on Form S-8 covering the shares of common stock that have been reserved for issuance under our stock option plan, which would permit the resale of such shares in the public marketplace.

Transfer Agent

     Our transfer agent is Interwest Transfer Co., Inc., 1981 East 4800 South, Salt Lake City, Utah 84117, (801) 272-9294.

INTERESTS OF NAMED EXPERTS AND COUNSEL

     No expert or counsel was hired on a contingent basis that will receive a direct or indirect interest in our business that is valued at greater than $50,000.

     The financial statements included in this prospectus have been audited by Windes & McClaughry Accountancy Corporation to the extent and for the periods indicated in their reports thereon. Such financial statements, and the related financial statement schedule, have been included in this prospectus and registration statement in reliance upon the reports of Windes & McClaughry Accountancy Corporation and upon the authority of such firm as experts in auditing and accounting.

DISCLOSURE OF COMMISSION POSITION ON INDEMNIFICATION

FOR SECURITIES ACT LIABILITIES

     Our Articles of Incorporation provide that no officer or director shall be personally liable to this corporation or its shareholders for monetary damages except as provided pursuant to Nevada Revised Statutes. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director or officer of Xenonics Holdings, Inc. from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director or officer of Xenonics Holdings, Inc., and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Nevada Revised Statutes. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the bylaws and Articles of Incorporation.

     Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the small business issuer pursuant to the foregoing provisions, or otherwise, the small business issuer has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable.

LEGAL MATTERS

     Troy & Gould Professional Corporation, Los Angeles, California, has rendered an opinion with respect to the validity of the shares of common stock covered by this prospectus.

WHERE YOU CAN FIND MORE INFORMATION

     We have filed with the Securities and Exchange Commission (the Commission) a registration statement on Form SB-2 under the Securities Act for the common stock offered under this prospectus. We are subject to the informational requirements of the Exchange Act, and file reports, proxy statements and other information with the Commission. These reports, proxy statements and other information filed by Xenonics Holdings, Inc. can be inspected and copied at the public reference facilities of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission’s regional offices at 7 World Trade Center, Suite 1300, New York, New York 10048 and CitiCorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of these materials can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Commission also maintains a Web site that contains reports, proxy statements, information statements and other information concerning Xenonics Holdings, Inc. at the site located at http://www.sec.gov. This prospectus does not contain all the information in the registration statement and its exhibits, which we have filed with the Commission under the Securities Act and to which reference is made.

INDEX TO FINANCIAL STATEMENTS

Page
Report of Independent Auditor	F-2
Consolidated Balance Sheets as of March 31, 2004 (unaudited), September 30, 2003 and December 31, 2002	F-3
Consolidated Statements of Operations for the Six Months ended March 31, 2004 and 2003 (unaudited), the Nine-Months ended September 30, 2003 and year ended December 31, 2002	F-4
Consolidated Statements of Shareholders’ Equity (Deficit) for Period From January 1, 2002 to March 31, 2004	F-5
Consolidated Statements of Cash Flows for the Six-Months ended March 31, 2004 and 2003 (unaudited), the Nine-Months ended September 30, 2003 and for the year ended December 31, 2002	F-6
Notes to Consolidated Financial Statements	F-7

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and
shareholders of Xenonics Holdings, Inc.:

We have audited the accompanying consolidated balance sheets of Xenonics Holdings, Inc. (a Nevada corporation) as of September 30, 2003 and December 31, 2002, and the related consolidated statements of operations, changes in shareholders’ equity (deficit) and cash flows for the nine-month period ended September 30, 2003 and the year ended December 31, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Xenonics Holdings, Inc. as of September 30, 2003 and December 31, 2002, and the consolidated results of its operations and its cash flows for the nine-month period ended September 30, 2003 and the year ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.

/s/ WINDES & McCLAUGHRY ACCOUNTANCY CORPORATION

Long Beach, California January 14, 2004, except for Note 15 as to which the date is March 4, 2004

CONSOLIDATED BALANCE SHEETS

	Unaudited	Audited	Audited
	March 31,	September 30,	December 31,
	2004	2003	2002
$ in thousands, except share amounts
Assets
Current assets:
Cash	$850	$126	$95
Accounts receivable, net of allowance for doubtful accounts of $0 for 2004, 2003 and 2002	3,262	527	154
Inventories, net	205	184	117
Other current assets	123	—	18

Total Current Assets	4,440	837	384

Equipment, furniture and fixtures at cost, less accumulated depreciation of $56, $53 and $50, respectively	15	5	9
Other non-current assets	67	57	33

Total Assets	$4,522	$899	$426

Liabilities and Shareholders’ Equity (Deficit)
Current liabilities:
Accounts payable	$1,804	$578	$467
Short-term borrowings	—	400	440
Accrued payroll and related taxes	159	50	25
Notes payable, current	132	566	433
Accrued interest	6	92	89
Accrued royalty	400	400	400

Total Current Liabilities	2,501	2,086	1,854

Notes payable, net of current portion	—	—	2,028
Accrued interest, net of current portion	—	—	422

Total Noncurrent Liabilities	—	—	2,450

Commitments and contingencies (Note 11)
Shareholders’ equity (deficit):
Preferred shares, $0.001 par value, 5,000,000 shares authorized, 0 shares issued and outstanding	—	—	1
Common shares, $0.001 par value, 20,000,000 shares authorized, 13,955,378 shares issued and outstanding	14	13	48
Additional paid-in capital	9,590	7,757	3,067
Accumulated deficit	(7,583)	(8,957)	(6,994)

Total Shareholders’ Equity (Deficit)	2,021	(1,187)	(3,878)

Total Liabilities and Shareholders’ Equity (Deficit)	$4,522	$899	$426

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six-months		Nine-months	Year
	Ended		Ended	Ended
	March 31,		September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited	Audited	Audited
$ in thousands, except share amounts
Revenues	$6,866	$816	$1,580	$1,236

Cost of goods sold	4,075	684	1,241	1,057

Gross profit	2,791	132	339	179

Engineering, research and development	41	48	237	197
Selling, general and administrative	1,256	677	1,551	884

Income (loss) from operations	1,494	(593)	(1,449)	(902)
Other expense, net:
Interest expense, net	28	241	515	293
Other income, net	(14)	—	(2)	—

Income (loss) before provision for income taxes	1,480	(834)	(1,962)	(1,195)
Provision for income taxes	106	1	1	1

Net income (loss)	$1,374	$(835)	$(1,963)	$(1,196)

Net income (loss) per share:
Basic	.11	(.07)	(.15)	(.09)

Diluted	.09	(.07)	(.15)	(.09)
Weighted average shares outstanding
Basic	12,861	12,792	12,792	12,686

Diluted	15,720	12,792	12,792	12,686

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (DEFICIT)

	Preferred Stock		Common Stock		Additional Paid-In	Accumulated
	Shares	Amount	Shares	Amount	Capital	Deficit	Total
Dollars/shares in thousands
Balance at January 1, 2002	139	$1	4,268	$43	$2,626	$(5,798)	$(3,128)

Issuance of common stock	—	—	504	5	373	—	378
Noncash charge for re-issuance of stock options	—	—	—	—	68	—	68
Net loss	—	—	—	—	—	(1,196)	(1,196)
Balance at December 31, 2002	139	1	4,772	48	3,067	(6,994)	(3,878)

Conversion of debt of $2,028 and related accrued interest of $422 to common stock	—	—	3,267	33	2,417	—	2,450
Payment of interest expense of $12 with common stock	—	—	16	—	12	—	12
Issuance of common stock to employees, directors and consultants	—	—	362	4	267	—	271
Exchange of preferred stock for common stock	(139)	(1)	333	3	(2)	—	—
Common stock of DHTS for 100% of the Company	—	—	2,500	(76)	76	—	—
Issuance of common stock, in private placement, net of offering costs of $123	—	—	1,460	1	1,153	—	1,154
Issuance of common stock to bridge note holders	—	—	82	—	72	—	72
Noncash charge for re-issuance of stock options	—	—	—	—	375	—	375
Noncash charge for re-issuance of stock warrants	—	—	—	—	320	—	320
Net loss	—	—	—	—	—	(1,963)	(1,963)
Balance at September 30, 2003	—	—	12,792	13	7,757	(8,957)	(1,187)

Audited:
Options exercised	—	—	10	—	3	—	3
Issuance of common stock in private placement	—	—	600	1	1,499	—	1,500
Unaudited:
Conversion of debt of $250 and related accrued interest of $17 to common stock	—	—	533	—	267	—	267
Issuance of common stock for services	—	—	20	—	50		50
Noncash charge for stock options	—	—	—	—	14	—	14
Net income	—	—	—	—	—	1,374	1,374

Unaudited balance at March 31, 2004	—	—	13,955	$14	$9,590	$(7,583)	$2,021

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASHFLOWS

	Six-months		Nine-months	Year
	Ended		Ended	Ended
	March 31,		September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited	Audited	Audited
$ in thousands
Cash flows from operating activities:
Net income (loss)	$1,374	$(835)	$(1,963)	$(1,196)
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	3	1	4	8
Stock based expense	14	117	718	68
Warrant expense	—	—	320	—
Interest expense converted to common stock	8	—	12	—
Issuance of common stock for services	50	—	—	—
Changes in operating assets and liabilities:
Accounts receivable	(2,736)	106	(373)	(85)
Inventories, net	(21)	70	(67)	(40)
Other assets	(144)	5	(6)	(9)
Accounts payable	1,226	117	111	186
Accrued payroll and related taxes	109	—	25	(4)
Accrued interest	(86)	100	45	171

Net cash used for operating activities	(203)	(319)	(1,174)	(902)

Cash flows from financing activities:
Repayment of short-term borrowings	(400)	(120)	(40)	(135)
Repayments on notes payable	(176)	—	(484)	(347)
Proceeds from issuance of notes payable	—	457	575	1,081
Issuance of common stock	1,503	—	1,154	378

Net cash provided by financing activities	927	337	1,205	977

Increase in cash	724	18	31	75
Cash, beginning of period	126	39	95	20
Cash, end of period	$850	$57	$126	$95

Supplemental cash flow information:
Cash paid during the year for income taxes	$106	$1	$1	$2
Cash paid during the year for interest	$12	$29	$47	$28

Noncash transactions:
Conversion of long-term debt to common stock	—	—	$2,028	—
Conversion of accrued interest to common stock	—	—	$422	—
Exchange of preferred stock for common stock	—	—	$3	—
Issuance of common stock of DHTS for 100% of the Company	—	—	$76	—
Issuance of common stock for notes payable plus accrued interest	$267	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. OPERATIONS AND OTHER ORGANIZATIONAL MATTERS

     Xenonics, Inc. (Xenonics) was organized under the laws of the state of Delaware in November 1996. Xenonics was formed to develop and commercialize compact, ultra-high intensity illumination products, based on patented technology. Xenonics markets its products directly to end users on a contract and purchase order basis in a variety of markets for military, law enforcement, security, and search and rescue applications.

     In July 2003, Xenonics completed a reorganization with Digital Home Theater Systems, Inc. (DHTS), a Nevada corporation that had previously operated as a multimedia service provider. DHTS had discontinued operations in 1999. In connection with the transaction, DHTS acquired 100% of Xenonics for 8,750,000 shares of common stock. Immediately preceding the transaction, DHTS issued 1,459,652 shares of its stock at $0.875 per share for total gross proceeds of $1,277,196. Legal and commission costs incurred in the private placement totaled $123,276. Upon the closing of the reorganization, DHTS changed its name to Xenonics Holdings, Inc. (Holdings), together with Xenonics, collectively, the “Company”. The transaction was accounted for as a recapitalization of Xenonics with an issuance of common stock for cash. Although Holdings was the legal acquirer in the transaction, Xenonics was the accounting acquirer and, as such, its historical financial statements will continue. No goodwill was recorded as a result of the transaction.

     The Company’s consolidated financial statements as of March 31, 2004, September 30, 2003 and December 31, 2002 have been prepared on a continuing operations basis which contemplates the realization of assets and the settlement of liabilities and commitments in the normal course of business. The Company is largely dependent upon government orders for its revenue. With current assets of $4.4 million and a backlog of $4.5 million as of March 31, 2004, the Company anticipates that cash requirements for the next 12 months will be provided by its existing financial resources and its operations.

     Unaudited Interim Information — The information presented as of the six months ended March 31, 2004 and 2003 is unaudited. In the opinion of management, the unaudited interim financial information includes all adjustments, consisting only of normal recurring adjustments, necessary to present fairly the Company’s financial position as of March 31, 2004, and the results of its operations and its cash flows for the six months ended March 31, 2004 and 2003. The Company’s results of operations and cash flows for the interim periods are not necessarily indicative of the results to be expected for any other interim period or a full year. The data disclosed in these notes to financial statements at such dates and for such periods are also unaudited.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Principles of Consolidation — The consolidated financial statements include the accounts of Holdings and its wholly owned subsidiary Xenonics. All significant inter-company items have been eliminated upon consolidation. Xenonics Holdings, Inc. currently is the 100% shareholder of Xenonics, Inc. Xenonics, Inc. has 135,000 warrants outstanding to one individual that did not convert into Xenonics Holdings, Inc. warrants.

     Reporting Periods — The Company’s financial statements as of and for the period ended March 31, 2004 include unaudited results for the six-months then ended with the comparative information for the six months ended March 31, 2003. All references in Note 2 to such periods are unaudited. The Company’s financial statements at September 30, 2003 include the results of its operations and cash flows for the nine-months then ended. The Company’s financial statements at December 31, 2002 include its operations and cash flows for the year then ended.

     Use of Estimates — The preparation of financial statements, in conformity with accounting principles generally accepted in the United States, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and disclosure of contingent assets and liabilities, at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

     Allowance for Doubtful Accounts — There currently is not an estimate for the allowance for doubtful accounts based upon historical write off experience and any known specific issues or disputes which exist as of the balance sheet date. Management does not have any reason to believe that any outstanding receivable balances at March 31, 2004 will not be paid.

     Equipment and Leasehold Improvements — Equipment and leasehold improvements are stated at cost. Depreciation is computed using the straight-line method on the estimated useful lives of the assets, generally ranging from five to seven years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful life of the asset or the lease term. Expenditures for repairs and maintenance are charged to operations as incurred.

     Long-Lived Assets — The Company reviews long-lived assets whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Any long-lived assets held for disposal are reported at the lower of their carrying amounts or fair value less costs to sell.

     Fair Value Of Financial Instruments — The Company’s principal financial instruments represented by cash, trade receivables, accrued expenses and notes payable, approximated their fair value due to the short-term nature of these items.

     Inventories — Inventories are composed of raw materials, work-in process and finished goods, which are stated at the lower of cost (using the first-in first-out method) or market.

     Revenue Recognition — The Company recognizes revenue upon shipment in accordance with Staff Accounting Bulletin (SAB) No. 101. The Company recognizes revenue when it meets the four criteria for revenue recognition outlined in paragraph 1 of SAB No. 101. The Company has evidence that arrangements exist and the price to the buyer is fixed through signed contracts or purchase orders. Shipping documents illustrate that delivery of product has occurred. Collectibility is reasonably assured through one or more of the following: government purchase, historical payment practices or review of new customer credit. Customers do not have the right to return product unless it is damaged or defective.

     Industry Segment And Geographical Data — The Company operates in one industry segment, which includes security lighting systems. Substantially all revenue is from the US Military, security and law enforcement. For the six month period ending March 31, 2004 and 2003, international sales represented 1% and 8%, respectively. For both the nine-month period ending September 30, 2003 and the year ending December 31, 2002, the Company’s international sales represented 4% of total revenue.

     Cost of Goods Sold — Cost of goods sold includes raw materials and components, labor, and manufacturing overhead. Also included are the costs invoiced to the Company related to outside production of product through a three-year exclusive manufacturing agreement.

     Income Taxes — Income taxes are provided for the effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of certain assets and liabilities for financial and income tax reporting. Deferred taxes are classified as current or non-current depending on the classification of the assets and liabilities to which they relate. Deferred taxes arising from temporary differences that are not related to an asset or liability are classified as current or non-current depending on the periods in which the temporary differences are expected to reverse. A valuation allowance is established when necessary to reduce deferred tax assets if it is more likely than not that all, or some portion of, such deferred tax assets will not be realized.

     Per Share Information — Basic net income or loss per share is based on the weighted average number of shares outstanding during the period. For the six-month period ended March 31, 2004, diluted net income per share includes stock options, warrants and convertible debt if their effect was dilutive. In the six-month period ended March 31, 2003, the nine-month transition period ended September 30, 2003 and twelve months ended December 31, 2002, diluted net loss per share includes stock options if their effect is not anti-dilutive. The weighted average number of shares for December 31, 2002 has been retroactively restated to reflect the number of shares received in the reorganization.

     Research and Development — Engineering, research and development costs are expensed as incurred. Substantially all engineering, research and development expenses are related to new product development and designing improvements in current products.

     Stock Options — The Company uses the stock option expense provisions of Statement of Financial Accounting Standards (SFAS) No. 123, Accounting for Stock-Based Compensation, as amended by SFAS No.148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement 123, under which compensation expense is recognized at the date of the grant using an option-pricing model.

     Major Concentrations — For the six-month period ending March 31, 2004, the US Army contributed 79% of revenue. This consisted of orders from six different units. For the same period ending March 31, 2003, two customers individually represented 54% and 26% of the Company’s total revenue. For the nine-month period ended September 30, 2003, two customers individually represented 71% and 13% of the Company’s total revenue. For the year ended December 31, 2002, two customers individually represented 47% and 33% of the Company’s total revenue.

     As of March 31, 2004, two customers represented 97% of the Company’s total accounts receivable with 83% and 14%. As of March 31, 2003, two customers represented 62% and 27% of the Company’s total accounts receivable. As of September 30, 2003, one customer represented 95% of the Company’s total accounts receivable. As of December 31, 2002, one customer represented 79% of the Company’s total accounts receivable.

     For the six-month period ended March 31, 2004, one vendor represented 79% of purchases. (See Note 11, Commitments and Contingencies). In the same period in 2003, three vendors individually represented 21%, 16% and 13% of the Company’s purchases.

     For the nine-month period ended September 30, 2003, the Company had one vendor which represented 70% of cost of goods sold. (See Note 11, Commitments and Contingencies). For the year ended December 31, 2002, three vendors individually represented 10%, 16% and 17% of the Company’s cost of goods sold.

     Recent Accounting Pronouncements

     In August 2001, the Financial Accounting Standards Board (FASB) issued SFAS No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. This Statement addresses financial accounting and reporting for the impairment or disposal of long-lived assets and supersedes FASB Statement No. 121, Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of. The provisions of the Statement are effective for financial statements issued for fiscal years beginning after December 15, 2001. There was no material effect from adoption of this pronouncement.

     In June 2002, the FASB issued SFAS No. 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 addresses accounting and reporting costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue 94-3, Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity. This statement requires that a liability for a cost associated with and exit or disposal activity shall be recognized and measured initially at its fair value in the period that the liability is incurred. This statement is effective for exit or disposal activities that are initiated after December 31, 2002. The Company does not believe that the adoption of SFAS 146 will have a significant impact on its consolidated financial statements.

     In November 2002, the FASB issued Interpretation No. 45 (FIN 45), Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees and Indebtedness of Others. FIN 45 elaborates on the disclosures to be made by the guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The initial recognition and measurement provisions of this interpretation are applicable on a prospective basis to guarantees issued or modified after December 31, 2002; while the provisions of the disclosure requirements are effective for financial statements of interim or annual reports ending after December 15, 2002. At September 30, 2003, the Company had no guarantees outstanding. The Company has adopted FIN 45, which had no material effect on the consolidated financial statements.

     In December 2002, the FASB issued SFAS 148, Accounting for Stock-Based Compensation-Transition and Disclosure: An amendment of FASB Statement 123. This Statement amends SFAS 123, Accounting for Stock-Based Compensation, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock based employee compensation and the effect of the method used on reported results. The disclosure provisions of SFAS 148 are applicable for fiscal periods ending after December 15, 2002. The Company has adopted SFAS 148, which had no material effect on the consolidated financial statements.

     In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, which changes the criteria by which one company includes another entity in its consolidated financial statements. FIN 46 requires a variable interest entity to be consolidated by a company if that company is subject to a majority of the risk of loss from the variable interest entity’s activities or entitled to receive a majority of the entity’s residual returns or both. The consolidation requirements of FIN 46 apply immediately to variable interest entities created after January 31, 2003, and apply in the first fiscal period beginning after June 15, 2003, for variable interest entities created prior to February 1, 2003. The Company has not entered into any transactions or other arrangements which they believe would be considered variable interest entities and accordingly expects that the adoption of this Interpretation will have no impact on the Company’s consolidated results of operations or financial position.

     In April 2003, the FASB issued SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities. SFAS No. 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to SFAS No. 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, SFAS No. 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. This statement is effective for contracts entered into or modified after June 30, 2003. The Company does not believe the adoption of SFAS No. 149 will have a material effect on its consolidated financial position, results of operations or cash flows.

     In May 2003, the FASB issued SFAS No.150, Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity. SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS No. 150 was adopted by the Company on October 1, 2003. Management does not believe that the adoption of the Statement will have a material affect on the Company’s consolidated financial position, results of operations or cash flows.

     3. INVENTORIES

Inventories were comprised of (in thousands):

	March 31,	September 30,	December 31,
	2004	2003	2002
	Unaudited
Raw materials	$58	$70	$77
Work in process	51	59	20
Finished goods	146	105	45
Reserve for obsolescence	(50)	(50)	(25)

	$205	$184	$117

4. SHORT-TERM BORROWINGS

Short-term borrowings consist of the following (in thousands):

	March 31,	September 30,	December 31,
	2004	2003	2002
	Unaudited
Loan payable	—	$400	$400
Line of credit	—	—	40

	—	$400	$440

     The loan payable represented a loan obtained by a stockholder and director on behalf of the Company that the Company used for working capital purposes. The Company was a guarantor of the loan and the Company made interest payments directly to the bank. The credit facility originally had a principal amount of $500,000 and an interest rate of 7.5% from October 2001 (the origination date) through October 2002. The loan was renewed in October 2002 at an interest rate of 6.25% through October 2003. The loan was renewed again in October 2003 at a reduced principal amount of $400,000 and an interest rate of 5.5% through October 2004. A UCC-1 filing on business assets of the Company was filed as collateral. The loan was repaid and closed during the unaudited six-month period ended March 31, 2004, and the lien on all of the Company’s assets was released (see Note 14, Unaudited Subsequent Events).

     The line of credit represents a credit agreement with a financial institution that, as of December 31, 2002, allowed the Company to borrow up to $40,000 at an interest rate of 6.5%. The line was renewed in September 2002 and was repaid and closed in January 2003.

5. NOTES PAYABLE

Notes payable consist of (in thousands):

	Six-months ended	Nine-months ended	Year ended
	March 31,	September 30,	December 31,
	2004	2003	2002
	Unaudited
Unsecured demand notes payable to officers, directors and/or stockholders of the Company, interest at 10% per year was paid during the six month period ended March 31, 2004	—	$184	$1,087
Unsecured demand notes payable, interest at 6% per year, due July 2004	$132	132	648
Convertible note payable, secured by substantially all of the Company’s assets, interest at 6% per year, due on demand or in the event of a private placement, convertible at the Company’s option at $0.50 per share, converted to common stock in March 2004	—	250	—
Unsecured demand note payable to officer, director and stockholder of the Company, interest at 8% per year, converted to common stock in July 2003	—	—	40
Demand note payable to director, stockholder and general partner of Lightrays, Ltd. (see Note 6, Accrued Royalties), secured by certain inventory, interest at 8% per year, converted to common stock in July 2003	—	—	50
Unsecured demand note payable, interest at 5% per month, paid off in July 2003	—	—	50
Unsecured demand notes payable to officer, director and stockholder of the Company, interest at 2% per month, $100,000 converted to common stock and the remainder paid off in July 2003	—	—	136
Notes payable, secured by substantially all of the Company’s assets, interest at 6% per year, interest payable in cash or the Company’s common stock at $0.75 per share at the option of the Company, converted to common stock in July 2003	—	—	450
Less current portion	(132)	(566)	(433)

	—	—	$2,028

     During the unaudited six months ended March 31, 2004, an unsecured demand note payable totaling $184,000 was paid. Additionally, a convertible note payable was converted into 533,726 shares of common stock (see Note 14, Unaudited Subsequent Events).

     In July 2003, notes payable and accrued interest totaling $2,028,000 and $422,000, respectively, were converted to Xenonics’ common stock in conjunction with the reverse merger. (See Note 1, Operations and Organizational Matters).

     In July 2003, the Company received $75,000 in the form of an unsecured promissory note with interest at 7% as a bridge loan related to the Company’s reorganization. The Company issued 10,000 shares of common stock in conjunction with the note. The note, plus accrued interest, was paid in July 2003 upon the closing of the reorganization.

     In March and April 2003, the Company received bridge loans totaling $250,000 related to the Company’s reorganization with interest at 7%. The notes were secured by 1,000,000 shares of the Company’s common stock. In addition, the note holders also received a total of 72,000 shares of stock in Holdings, which represented 14,400 shares of stock for every $50,000 of loans made. These bridge loans, plus accrued interest, were paid in cash in July 2003 upon the closing of the reverse merger. In July 2003, the Company converted $42,000 of accrued interest to notes payable.

6. ACCRUED ROYALTIES

     The Company entered into a license agreement with Lightrays, Ltd. (Lightrays) during the year ended December 31, 1997, whereby the Company received an exclusive patent and intellectual property rights to a certain patent. In consideration for the license, the Company issued 250,000 shares of common stock to Lightrays. Subsequent to the agreement, the Company discovered that the patent and intellectual property rights assigned by Lightrays infringed on intellectual property owned by others. In November 1998, the Company completed a settlement whereby it received a 10% interest in Lightrays from a limited partner in exchange for not pursuing any potential civil litigation. Management estimated that the Company’s interest in Lightray’s had no value and, as such, no asset was recorded. As part of the settlement, the Company was obligated to pay Lightrays an annual royalty payment equal to 50% of the Company’s after-tax earnings until such time as the amount of royalties paid shall aggregate $400,000.

     The general partner of Lightrays is a director of the Company, as well as a stockholder.

7. SHAREHOLDERS’ EQUITY

     The Company has two classes of stock as described below. There is no cumulative voting by shareholders and no preemptive rights. Each shareholder is entitled to have one vote for each share of stock held.

     Preferred Stock - The Company is authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001.

     During 2000, Xenonics sold 138,889 shares of Series A preferred stock to an investor for $250,000 in cash. In connection with the reorganization (Note 1, Operations and Other Organizational Matters), the Series A preferred stock was converted into Xenonics’ common stock and then exchanged for common stock of Holdings.

     Common Stock - The Company is currently authorized to issue up to 20,000,000 shares of common stock with a par value of $0.001. As of March 31, 2004, the Company had 13,955,378 shares of common stock issued and outstanding.

     During the year ended December 31, 2002, Xenonics sold 504,334 shares of common stock for total consideration of $378,000.

     In July 2003, Xenonics issued 361,484 shares of common stock at $0.75 per share to certain employees, stockholders, directors, and consultants. In addition, accrued interest of $12,000 was converted to Xenonics’ common stock at $0.75 per share in March 2003.

     In July 2003, notes payable and accrued interest totaling $2,028,000 and $422,000, respectively, were converted to Xenonics common stock at $0.75 per share in anticipation of the reorganization (See Note 1, Operations and Other Organizational Matters).

     In connection with the reorganization (Note 1, Operations and Other Organizational Matters), the Holdings issued 8,750,000 shares of common stock for 100% of Xenonics. Holdings also issued 1,459,652 shares of common stock, in private placement for gross proceeds of $1,277,000, less issue costs of $123,000. In addition, 82,000 shares of common stock were issued to the bridge investors of Xenonics and Holding’s historical stockholder maintained 2,500,000 shares.

     During the six-months ended March 31, 2003, common stock shares outstanding increased by 1,163,726 as follows:

     In December 2003, options for 10,000 shares were exercised at $0.25 per share.

     In March of 2004, the Company issued a private placement of 600,000 shares of stock at $2.50 per share.

     Also in March 2004, the Company converted a $250,000 notes payable and associated accrued interest of $17,000 into 533,726 shares of common stock. The note and interest were converted at $0.50 per share in accordance with the note agreement (see Note 14, Unaudited Subsequent Events). Lastly, 20,000 shares of stock were issued at $2.50 per share as compensation to Bryant Park Capital, Inc. as a retainer for services related to the raising of capital (see Note 14, Unaudited Subsequent Events).

8. INCOME TAXES

The provision for income taxes is summarized below (in thousands) :

	Six-month		Nine-month
	period ended		period ended	Year ended
	March 31,		September 30,	December 31,

	2004	2003	2003	2002
	Unaudited	Unaudited
Current provision:
State	$106	$1	$1	$1
Federal	—	—	—	—

	$106	$1	$1	$1

Deferred tax items are as follows (in thousands):

	March 31,	March 31,	September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited
Accrued interest	$4	$240	$37	$240
Accrued consulting	—	—	—	58
Accrued royalties	159	159	159	159
Stock compensation expense	202	204	204	81
Other	36	23	23	15
Net operating loss carryforwards	1,974	1,956	2,460	1,707

	2,375	2,582	2,883	2,260
Valuation allowance	(2,375)	(2,582)	(2,883)	(2,260)

Total	$—	$—	$—	$—

     As of March 31, 2004 (unaudited), the Company had federal and state net operating loss carryforwards (NOLs) of $5,115,000 and $2,455,000, respectively, which begin to expire in 2012 for federal tax purposes and 2004 for state purposes.

     The valuation allowance decreased by $508,000 for the six-month period ended March 31, 2004 (unaudited) and increased by $322,000, $623,000 and $440,000 during the periods ended March 31, 2003 (unaudited), September 30, 2003 and December 31, 2002, respectively.

The reconciliation of the federal statutory income tax rate to the effective tax rate is as follows:

	Six-month		Nine-month
	Period ended		period ended	Year ended
	March 31,		September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited
Federal statutory rate	34.0%	34.0%	34.0%	34.0%
State income taxes, net of federal income tax benefit	5.8%	5.8%	5.8%	5.8%
Permanent differences	0.1%	(0.1%)	(6.7%)	(0.2%)
Change in valuation allowance	(1.5%)	(38.6%)	(31.7%)	(36.8%)
Utilization of NOLs	(32.8%)	—	—	—
Other	1.6%	(1.2%)	(1.5%)	(2.9%)

	7.2%	(0.1%)	(0.1%)	(0.1%)

9. SIGNIFICANT CONTRACTS

     Unaudited

     In March 2004, a purchase order in the amount of $400,000 was received from the 25th Infantry Division. Revenue recognized on this contract during the six month period ending March 31, 2004 was $180,000 and accounts receivable related to this order totaled $180,000 at March 31, 2004.

     In February 2004, the 1st Cavalry Division, Fort Hood, Texas provided the Company with a purchase order of $900,000. Revenue recognized on this contract during the six month period ending March 31, 2004 was $449,000 and accounts receivable related to this order totaled $449,000 at March 31, 2004.

     The Company received a $3.4 million purchase order from the US Army, 18th Airborne Corps in January 2004. During the six month period ended March 31, 2004, the Company recognized $273,000 of revenue from this order. Accounts receivable related to this contract was $273,000 at March 31, 2004.

     In December 2003, the Company received a purchase order in the amount of $1.9 million from the 1st Infantry Division, US Army Europe. During the six month period ended March 31, 2004, the Company recognized $1.9 million of revenue. Accounts receivable for this order totaled $1.9 million at March 31, 2004.

     In December 2003, the Company received an $890,000 purchase order from the 4th Infantry Division, Fort Hood, Texas to support their efforts in Operation Iraqi Freedom. Recognized revenue related to this contract during the six month period ended March 31, 2004 was $486,000. Accounts receivable for this contract as of March 31, 2004 was $40,000.

     In November 2003, the 173rd Airborne Brigade stationed in Iraq issued a purchase order for $382,000 for NightHunter Searchlights. Recognized revenue related to this contract in the six month period ended March 31, 2004 was $128,000. There were no accounts receivable at March 31, 2004 related to this order.

     Audited

     In September 2003, the Company received purchase orders from the US Border Patrol for NightHunter and NightHunterII searchlights. The total value of these purchase orders is approximately $520,000. The Company expects to complete delivery of the product in the 3rd quarter of fiscal year 2004. Both revenue and accounts receivable related to this contract at March 31, 2004 totaled $45,000.

     In March 2003, the US Army Communications — Electronics Command (CECOM), Fort Monmouth, NJ announced the award of a $2.98 million firm fixed price contract to the Company. In the nine-month period ending September 30, 2003, the Company recognized revenue of $1.1 million. During the six month period ended March 31, 2004, revenue and accounts receivable was $268,000. It is expected that the balance of the contract will be delivered in the third quarter of fiscal 2004.

10. NET INCOME PER SHARE

     The following table sets forth the computation of basic and diluted income (loss) per share.

	Six-months		Nine-months	Year
	Ended		Ended	Ended
	March 31,		September 30,	December 31,
	2004	2003	2003	2002
	Unaudited	Unaudited
$ in thousands, except per share amounts
Numerator:
Net income (loss)	$1,374	$(835)	$(1,963)	$(1,196)
Numerator for basic earnings (loss) per share — income (loss) available to common stockholders	$1,374	$(835)	$(1,963)	$(1,196)
Denominator:
Denominator for basic earnings (loss) per share — weighted average shares outstanding	12,861	12,792	12,792	12,686
Effect of dilutive securities: Stock option plans and warrants	2,859	—	—	—
Denominator for diluted earnings (loss) per share — adjusted weighted average shares and assumed conversions	15,720	12,792	12,792	12,686

Basic earnings (loss) per share	$0.11	$(0.07)	$(0.15)	$(0.09)

Diluted earnings (loss) per share	$0.09	$(0.07)	$(0.15)	$(0.09)

     At September 30, 2003 and December 31, 2002, options to purchase 1,250,000 and 750,000 shares respectively, of the Company’s common stock, at prices ranging from $0.250 to $0.875 per share, were not included in the computation of diluted EPS because their effect was anti-dilutive. The options expire on various future dates through July 2013.

     Additionally, at September 30, 2003 and December 31, 2002, warrants to purchase 2,459,000 and 2,170,000 shares respectively, of Company common stock, at prices ranging from $0.600 to $0.825 per share, were not included in the computation of diluted EPS because their effect was anti-dilutive. The warrants expire on various future dates through July 2008.

     One individual did not convert warrants from Xenonics, Inc. into Xenonics Holdings, Inc. There are 135,000 Xenonics, Inc. warrants outstanding.

11. COMMITMENTS AND CONTINGENCIES

     Leases — The Company leases its facility under a noncancelable operating lease through October 2004. The agreement requires that the Company pay a pro-rata share of all operating expenses including, but not limited to, real estate taxes, common area maintenance and utilities. The Company also leases office equipment under noncancelable operating leases. Rent payments under these leases totaled $70,000, $100,000 and $139,000 for six-month period ended March 31, 2004, the nine-month period ended September 30, 2003 and full year ended December 31, 2002, respectively.

Minimum future obligations for these leases total $140,000 and $12,000 for the years ending September 30, 2004 and 2005, respectively.

     Purchase Agreement with PerkinElmer, Inc — In January 2003, the Company entered into a three-year exclusive manufacturing agreement with PerkinElmer, Inc. (PE) for the manufacture of one of its major products. PE has agreed to manufacture the ordered product in accordance with the Company’s specifications and under quality control and workmanship standards as set out in the agreement.

     Consulting Agreement — In November 2002, the Company entered in a one-year agreement with Colex and Associates, Inc. to provide various consulting services. The agreement requires the Company to pay a monthly fee of $16,250. In July 2002, 100,000 stock warrants with an exercise price of $0.825 were issued to a principal of the consulting firm.

     Employment Agreements — In July 2003, two of the Company’s officers, who are also stockholders and directors in the Company, entered into employment agreements retroactive to January 1, 2003. The Company compensated its Chief Executive Officer, who is also the Chairman of the Board and a stockholder, noteholder and director, as a consultant.

     One agreement is for the two years ended December 31, 2004, while the other was for the twelve months ended December 31, 2003. Both agreements provide for base compensation of $180,000 per year and are automatically renewed annually with increases tied to CPI. In addition, should one of the officers be terminated other than for cause, both agreements include severance packages that require the Company to pay any remaining compensation through the term of the agreement and provide for liquidating damages of an additional amount equal to the remaining compensation through the term of the agreement.

     Litigation — The Company is involved in legal actions arising in the normal course of business. After taking into consideration legal counsel’s evaluation of such actions, management is of the opinion that their outcome will not have a significant effect on the Company’s financial position or results of operations.

     A vendor filed a complaint against the Company on December 31, 2003 in the amount of $201,000. The complaint amount includes $20,000 of accounts payable which is not disputed. The Company believes the balance of the complaint to be invalid and is currently in settlement negotiations.

12. RELATED PARTY TRANSACTIONS

     The Company had short-term borrowings guaranteed by a director and shareholder. (See Note 4, Short Term Borrowings). The Company also has notes payable outstanding to directors and stockholders. (See Note 5, Notes Payable.) In addition, the Company has accrued royalties as a result of an agreement with Lightrays. (See Note 6, Accrued Royalties.)

13. STOCK OPTIONS AND WARRANTS

     The Company accounts for stock-based instruments using the fair-value method. Compensation cost for stock options, if any, is measured as the excess of the fair market value of the Company’s stock at the date of grant over the exercise price the recipient must pay to acquire the stock. The fair value of warrants is determined based on the fair market value of the warrant at the date of issuance over the conversion price the recipient must pay to acquire the stock. The fair value of stock-based instruments is calculated through the use of an option pricing model even though such models were developed to estimate the fair value of freely tradable, fully transferable options, which differ significantly from the Company’s instruments.

     1998 Stock Option Plan — In December 1998, the Board of Directors (the Board) of Xenonics formed a stock option plan (the 1998 Option Plan). Under the 1998 Option Plan, options to purchase up to 1,500,000 shares of common stock of Xenonics were available for employees, directors, and outside consultants. The 1998 Option Plan was administered by the Board of Xenonics. The options outstanding under the 1998 Option Plan had seven-year terms, were nontransferable and vested one-third upon grant, one-third after one year, and one-third after two years.

     On October 24, 2001, the exercise price of all outstanding Xenonics options was reduced from $1.00 per share to $0.25 per share. As such, Xenonics exchanged all of its outstanding options, which had an exercise price of $1.00 per share, for an equivalent number of new options with an exercise price of $0.25 per share. The difference between the new exercise price of $0.25 and the deemed fair value of Xenonics’ common stock on the date the options were exchanged of $0.50 resulted in a charge of $203,000 that was amortized over the vesting period. As a result, the Company recognized noncash charges of $68,000 in each of the periods ended September 30, 2003 and December 31, 2002.

     2003 Stock Option Plan - In July 2003, the Board of the Company formed a new stock option plan (2003 Option Plan) in connection with the reverse merger (Note 1, Operations and Other Organizational Matters). Under the 2003 Option Plan, options to purchase up to 1,500,000 shares of common stock are available for employees, directors, and outside consultants. The 2003 Option Plan is administered by the Board. Each option is exercisable as set forth in the documents evidencing the option, however, no option shall have a term in excess of ten years from the grant date.

     In connection with its reorganization (Note 1, Operations and Other Organizational Matters), the Company issued an equivalent number of options under the 2003 Option Plan for all of the outstanding options under the Xenonics 1998 Option Plan. The replacement options were similar, however, changes in the option price, life and vesting from the original options caused them to be revalued in July 2003. As such, additional compensation of $314,000 was recognized for the re-issuance of such options in the nine-month period ended September 30, 2003.

     In July 2003, the Company issued 600,000 new stock options under the 2003 Option Plan. The fair value of each option was estimated on the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 2.25%; and expected lives of five years from the date of grant. The Company recorded noncash compensation expense totaling $23,000 during the period ended September 30, 2003. The remaining charges of $25,000 and $8,000 will be incurred during the years ending September 30, 2004 and 2005, respectively.

     As of March 31, 2004, the unaudited period, there are 500,000 options outstanding under this plan which were issued in July of 2003 including the cancellation of 100,000 options. The Company recorded $10,000 during the six-month period ended March 31, 2004 for noncash compensation expense relating to these options. Additionally, 100,000 options were granted during the first quarter of 2004. The Company recorded $3,000 during the six-month period ended March 31, 2004 for the quarterly noncash compensation expense relating to these options. Lastly, options for 10,000 shares were exercised during the six-month period ended March 31, 2004.

     A summary of the Company’s stock option activity and related information is as follows (options in thousands):

		Six-month		Nine-month
		period ended		period ended		Year ended
		March 31,		September 30,		December 31,
		2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Options	Exercise Price	Options	Exercise Price	Options	Exercise Price
		Unaudited
Outstanding-beginning of period	1,250	$0.500	750	$0.250	750	$0.250
Granted	100	$3.795	600	$0.875	—	$0.000
Cancelled	(10)	$0.250	(100)	$0.875	—	$0.000

Outstanding-end of period	1,340	$0.748	1,250	$0.500	750	$0.250

Exercisable at end of period	930	$0.427	917	$0.364	250	$0.250

Weighted-average fair value of options granted during the period		$3.795		$0.875		$0.000

     Stock Warrants — The Company, from time to time, has issued common stock purchase warrants to employees, directors, stockholders and others. The warrants are nontransferable and are exercisable at any time after the date of issuance and on or before their respective expiration date, which is generally five years.

     In February 2003, 250,000 warrants were issued at $0.60 in consideration for a convertible note payable (Note 5, Notes Payable). No expense was recognized during the period ended September 30, 2003, as the price of the warrants issued was higher than the deemed fair-value of the Company’s stock at the various issue dates.

     In connection with its reorganization (Note 1, Operations and Other Organizational Matters), the Company offered to issue replacement warrants on a one-for-one basis for all of the outstanding warrants of Xenonics. All outstanding warrants, except for 135,000 held by one individual, were exchanged for new, fully-vested 5-year warrants at new conversion prices ranging from $0.60 to $0.825. The Company recognized interest expense of $205,764 in connection with the re-issuance.

     Subsequent to the reorganization, the Company issued 173,965 fully-vested, five-year warrants with a conversion price of $0.875 for services related to the private placement (Note 1, Operations and Other Organizational Matters) and general consulting services. The fair value of each warrant was estimated on the date of issuance using the Black-Scholes option-pricing model, with the following weighted-average assumptions: dividend yield of 0%; expected volatility of 0%; risk-free interest rate of 2.25%; and expected lives of five years from the date of grant. There was no warrant activity in the six-month period ended March 31, 2004.

Warrants (in thousands):

		Six-month		Nine-month
		period ended		period ended		Year ended
		March 31,		September 30,		December 31,
		2004		2003		2002
		Weighted		Weighted		Weighted
		Average		Average		Average
	Warrants	Exercise Price	Warrants	Exercise Price	Warrants	Exercise Price
		Unaudited
Outstanding-beginning of period	2,459	$0.693	2,170	$0.493	1,310	$0.275
Issued (prior to merger)			250	$0.600	860	$0.825
Exchanged			(2,035)	$0.507	—	—
Not exchanged (retained in Xenonics)			(135)	$0.275	—	—
Re-issued			2,035	$0.685	—	—
Issued (subsequent to reverse merger)			174	$0.916	—	—

Outstanding-end of period	2,459	$0.693	2,459	$0.693	2,170	$0.493

14. UNAUDITED SUBSEQUENT EVENTS

     In April 2004, the Company sold an aggregate of 200,000 shares of common stock and 50,000 warrants for $850,000.

     In April 2004, 12,500 warrants were converted to common stock at $0.825 per share.

     In March 2004, a convertible note totaling $250,000, and accrued interest of $17,000, was converted into 533,726 shares of common stock, in accordance with the terms of the note agreement.

     In March 2004, 20,000 shares of stock were issued at $2.50 per share as compensation to Byrant Capital, Inc. as a retainer for services related to the raising of capital.

     In March 2004, the Company repaid and closed its $400,000 loan payable, thereby releasing the lien on all of the Company’s assets.

     In March 2004, the Company paid the remaining $84,000 due on an unsecured demand note totaling $184,000.

     In March of 2004, a purchase order in the amount of $400,000 was received from the 25th Infantry Division.

     In February of 2004, the 1st Cavalry Division, Fort Hood, Texas provided the Company with a purchase order of $900,000.

     The Company received a $3.4 million purchase order from the US Army, 18th Airborne Corps in January of 2004.

     In December of 2003, the Company received a purchase order in the amount of $1.9 million from the 1st Infantry Division, US Army Europe.

     In December of 2003, the Company received an $890,000 purchase order from the 4th Infantry Division, Fort Hood, Texas to support their efforts in Operation Iraqi Freedom.

     In November 2003, the 173rd Airborne Brigade stationed in Iraq issued a purchase order for $382,000 for NightHunter Searchlights which were delivered to them in Iraq.

15. AUDITED SUBSEQUENT EVENTS

     In March 2004, the Company issues a private placement of 600,000 shares of stock at $2.50 per share.

     In December 2003, options for 10,000 shares were exercised at $0.25 per share.

     In December 2003, the Company paid $100,000 on an unsecured demand note totaling $184,000.

PART II – INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 24. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Our Articles of Incorporation provide that no officer or director shall be personally liable to this corporation or its shareholders for monetary damages except as provided pursuant to Nevada Revised Statutes. Our bylaws and Articles of Incorporation also provide that we shall indemnify and hold harmless each person who serves at any time as a director or officer of Xenonics Holdings, Inc. from and against any and all claims, judgments and liabilities to which such person shall become subject by reason of the fact that he is or was a director or officer of Xenonics Holdings, Inc., and shall reimburse such person for all legal and other expenses reasonably incurred by him or her in connection with any such claim or liability. We also have the power to defend such person from all suits or claims in accord with the Nevada Revised Statutes. The rights accruing to any person under our bylaws and Articles of Incorporation do not exclude any other right to which any such person may lawfully be entitled, and we may indemnify or reimburse such person in any proper case, even though not specifically provided for by the bylaws and Articles of Incorporation.

     Insofar as indemnification for liabilities for damages arising under the Securities Act of 1933, (the “Securities Act”) may be permitted to our directors, officers, and controlling persons pursuant to the foregoing provision, or otherwise, we have been advised that in the opinion of the Security and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 25. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     We estimate that expenses in connection with the distribution described in this registration statement (other than brokerage commissions, discounts or other expenses relating to the sale of the shares by the selling stockholders) will be as set forth below. We will pay all of the expenses with respect to the distribution, and such amounts, with the exception of the Securities and Exchange Commission registration fee, are estimates.

SEC registration fee	$1,727.65
Accounting fees and expenses	30,000
Legal fees and expenses	60,000
Printing expenses	5,000
Federal Taxes	-0-
State Taxes and Fees	-0-
Transfer Agent Fees	-0-
Miscellaneous	5,000

Total	$101,727.65

ITEM 26. RECENT SALES OF UNREGISTERED SECURITIES

     During the past three years, we have issued options to purchase shares of common stock from time to time under the Xenonics, Inc. stock option plan, which were granted by Xenonics, Inc. without registration pursuant to the exemption from registration available under Rule 701 under the Securities Act. The exercise prices of such options varied depending on the estimated fair market value of the common stock on the respective grant dates. Pursuant to our reorganization agreement with Xenonics, Inc., we assumed all options that Xenonics, Inc. had granted under its stock option plan prior to the reorganization.

     In connection with our acquisition of Xenonics, Inc., on July 23, 2003, Xenonics Holdings, Inc. issued 8,750,00 shares of our common stock to the 66 former stockholders of Xenonics, Inc. in exchange for all of their shares of Xenonics, Inc. The shares were issued pursuant to an exemption available under Section 4(2) of the Securities Act because the issuance did not involve any public offering.

     On July 23, 2003 Xenonics Holdings, Inc. completed a private placement of 1,459,652 shares of its common stock at a price of $0.875 per share, resulting in net offering proceeds of $1,153,920. All investors were “accredited investors,” as that term is defined under Rule 501(a) of the Securities Act, and the shares were issued pursuant to an exemption available under Section 4(2) and Rule 506 of the Securities Act. Xenonics Holdings, Inc. also issued the following warrants, all of which have an exercise price of $1.05 and an expiration date of July 23, 2008, and paid the following commissions, in connection with the private placement: (i) a warrant for the purchase of 6,000 shares of Xenonics Holdings, Inc. common stock, and $6,000 to Westminster Securities Corporation as a commission on the sale of 60,000 shares of common stock; (ii) a warrant for the purchase of 5,000 shares of Xenonics Holdings, Inc. common stock, and $5,000 to Monarch Capital as a commission on the sale of 50,000 shares of common stock; and (iii) warrants for the purchase of 107,965 shares of common stock to Kimball & Cross in consideration for its acting as a participating dealer. The warrants were issued pursuant to exemptions available under Section 4(2) of the Securities Act. Other than the foregoing agents, no underwriters were engaged in the private placement.

     In December 2003, options for 10,000 shares were exercised by one former employee at $0.25 per share. The option exercise was effected without an underwriter.

     On March 1, 2004, Xenonics Holdings, Inc. engaged Bryant Park Capital to assist in the development of a business plan, financial analysis, fund raising activities, and other related services. In lieu of the initial cash engagement fee of $50,000, Xenonics Holdings, Inc. issued Bryant Park Capital 20,000 shares of common stock. The shares were issued pursuant to an exemption available under Section 4(2) without the use of an underwriter.

     In March 2004, we issued 600,000 shares of our common stock to three accredited investors for $1,500,000, or $2.50 per share. The shares were issued pursuant to exemptions available under Section 4(2) and Rule 506 of the Securities Act without the use of an underwriter.

     In March 2004, Theodore Aroney converted an outstanding convertible promissory note that was issued to him by Xenonics, Inc. in February, 2003 into 533,726 shares of Xenonics Holdings, Inc. common stock. The convertible note had an outstanding balance of principal and unpaid interest of $266,863 and was convertible at a price of $0.50 per share. The issuance was exempt pursuant to Section 3(a)(9) of the Securities Act. No commissions were paid, and no underwriter was involved in the conversion.

     In April 2004, one warrantholder exercised an outstanding common stock purchase warrant to purchase 6,500 shares of common stock at an exercise price of $0.875 per shares. No underwriter was involved in the warrant exercise.

     In April 2004, Xenonics Holdings, Inc. sold 200,000 shares of common stock and warrants to purchase an additional 50,000 shares of common stock for an aggregate purchase price of $850,000. The warrants are exercisable at a price of $8.00 per share and have a term of five years. The foregoing securities were sold to two institutional investors pursuant to an exemption available under Section 4(2) of the Securities Act. Bryant Park Capital, Inc. acted as placement agent in this transaction and received a commission of $100,000 for its services.

     Since the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. has issued options to purchase shares of common stock from time to time under 2003 Stock Option Plan. The stock option grants were exempt from registration pursuant to Section 4(2) of the Securities Act, since they were made to a small number of informed executive officers who had access to all information relevant to their investment decisions. In addition, pursuant to the acquisition of Xenonics, Inc., Xenonics Holdings, Inc. assumed all outstanding options under Xenonics, Inc.’s Stock Option Plan (subject to necessary adjustments to reflect the exchange ratio under the merger agreement), which were granted by Xenonics, Inc. without registration pursuant to the exemption from registration available under Rule 701 under the Securities Act. Xenonics Holdings, Inc. plans to register under the Securities Act the offering of common stock pursuant to all options granted or which may be granted in the future under the 2003 Stock Option Plan (including the Xenonics, Inc. options assumed in the acquisition).

ITEM 27. EXHIBITS

Exhibit
Number	Description
2.1	Agreement and Plan of Reorganization Among Xenonics, Inc. and Digital Home Theater Systems, Inc., dated July 24, 2003.

3.1	Articles of Incorporation of Digital Home Theater Systems, Inc, dated as of October 15, 1997.

3.2	Certificate of Amendment of Articles of Incorporation of Digital Home Theater Systems, Inc., dated as of July 23, 2003.

3.3	Bylaws of Digital Home Theater Systems, Inc., dated as of July 23, 2003.*

4.1	Specimen Stock Certificate*

4.2	Form of outstanding Warrant Certificate of Xenonics Holdings, Inc.

4.3	Form of Participating Dealer’s Warrant Agreement, entered into by Xenonics Holdings, Inc. and certain participating broker-dealers, on July 23, 2003.

4.4	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to White Rock Capital Partners, L.P.

4.5	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to Texrock, Ltd.

5.1	Opinion of counsel as to legality of securities being registered. *

10.1	Form of Indemnification Agreement entered into between Xenonics Holdings, Inc. and its directors and certain officers.

10.2	Form of Stock Purchase Agreement entered into by Xenonics Holdings, Inc. and certain investors in March 2004 in connection with the purchase of common stock (which agreement contains the terms of the registration rights).

10.3	Lease between Xenonics, Inc. and SM/CT Partners, L.P. dated August 16, 2000.*

Exhibit
Number	Description
10.4	2003 Stock Option Plan of Xenonics Holdings, Inc.*

10.5	Employment Agreement between Xenonics, Inc. and Alan P. Magerman, dated January 1, 2003.

10.6	Employment Agreement between Xenonics, Inc. and Jeffrey Kennedy, dated January 1, 2003.

10.7	PerkinElmer.Manufacturing Terms and Conditions Agreement, dated January 6, 2003, between Xenonics, Inc. and PerkinElmer Electronics, Inc.

10.8	Form of Common Stock And Warrant Purchase Agreement entered into by Xenonics Holdings, Inc. and White Rock Capital Partners, L.P. and Texrock, Ltd. in April 2004 in connection with the purchase of common stock and warrants (which agreement contains the terms of the registration rights).

21.1	List of subsidiaries of Xenonics Holdings, Inc.

23.1	Independent Auditors’ Consent

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6).

*	To be filed by amendment.

ITEM 28. UNDERTAKINGS

A.	Rule 415 Offering

     We hereby undertake:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933.

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

Provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Company pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

          (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.	Request for Acceleration of Effective Date

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

     In accordance with the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements of filing on Form SB-2 and authorized this registration statement to be signed on its behalf by the undersigned, in Carlsbad, California, on May 7, 2004.

Xenonics Holdings, Inc.

By:	/s/ Alan P. Magerman	By:	/s/ Donna G. Lee

	Alan P. Magerman		Donna G. Lee
	Chief Executive Officer		Chief Financial Officer

POWER OF ATTORNEY

     The officers and directors of Xenonics Holdings, Inc., whose signatures appear below, hereby constitute and appoint Alan P. Magerman and Jeffery P. Kennedy, and each of them, their true and lawful attorneys and agents, each with power to act alone, to sign, execute and cause to be filed on behalf of the undersigned any amendment or amendments, including post-effective amendments, to this registration statement of Xenonics Holdings, Inc. on Form SB-2. Each of the undersigned does hereby ratify and confirm all that said attorneys and agents shall do or cause to be done by virtue hereof.

     Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date
/s/ Alan P. Magerman	Chief Executive Officer, and Chairman	May 7, 2004
(Principal Executive Officer)
Alan P. Magerman

/s/ Jeffery P. Kennedy	Chief Operating Officer and President	May 7, 2004

Jeffrey P. Kennedy

/s/ Donna G. Lee	Chief Financial Officer	May 7, 2004

Donna G. Lee

/s/ Michael L. Magerman	Director	May 7, 2004

Michael L. Magerman

	Director	May , 2004

Robert Buie

/s/ Eli Shapiro	Director	May 7, 2004

Eli Shapiro

EXHIBIT INDEX

Exhibit
Number	Description
2.1	Agreement and Plan of Reorganization Among Xenonics, Inc. and Digital Home Theater Systems, Inc., dated July 24, 2003.

3.1	Articles of Incorporation of Digital Home Theater Systems, Inc, dated as of October 15, 1997.

3.2	Certificate of Amendment of Articles of Incorporation of Digital Home Theater Systems, Inc., dated as of July 23, 2003.

3.3	Bylaws of Digital Home Theater Systems, Inc., dated as of July 23, 2003.*

4.1	Specimen Stock Certificate*

4.2	Form of outstanding Warrant Certificate of Xenonics Holdings, Inc.

4.3	Form of Participating Dealer’s Warrant Agreement, entered into by Xenonics Holdings, Inc. and certain participating broker-dealers, on July 23, 2003.

4.4	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to White Rock Capital Partners, L.P.

4.5	Form of Warrant to Purchase Common Stock of Xenonics Holdings, Inc., dated April 26, 2004, issued to Texrock, Ltd.

5.1	Opinion of counsel as to legality of securities being registered. *

10.1	Form of Indemnification Agreement entered into between Xenonics Holdings, Inc. and its directors and certain officers.

10.2	Form of Stock Purchase Agreement entered into by Xenonics Holdings, Inc. and certain investors in March 2004 in connection with the purchase of common stock (which agreement contains the terms of the registration rights).

10.3	Lease between Xenonics, Inc. and SM/CT Partners, L.P. dated August 16, 2000.*

10.4	2003 Stock Option Plan of Xenonics Holdings, Inc.*

10.5	Employment Agreement between Xenonics, Inc. and Alan P. Magerman, dated January 1, 2003.

10.6	Employment Agreement between Xenonics, Inc. and Jeffrey Kennedy, dated January 1, 2003.

10.7	PerkinElmer.Manufacturing Terms and Conditions Agreement, dated January 6, 2003, between Xenonics, Inc. and PerkinElmer Electronics, Inc.

10.8	Form of Common Stock And Warrant Purchase Agreement entered into by Xenonics Holdings, Inc. and White Rock Capital Partners, L.P. and Texrock, Ltd. in April 2004 in connection with the purchase of common stock and warrants (which agreement contains the terms of the registration rights).

21.1	List of subsidiaries of Xenonics Holdings, Inc.

23.1	Independent Auditors’ Consent

23.2	Consent of Counsel (included in Exhibit 5.1).

24.1	Power of Attorney (see page II-6).

*	To be filed by amendment.